Filed pursuant to Rule 424(b)(4)
Registration No. 333-123346

PROSPECTUS SUPPLEMENT

(To prospectus dated March 29, 2005)

1,500,000 shares

Common Stock

We are offering 1,500,000 shares of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “ITRI.” On May 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $37.77 per share.

Investing in our common stock involves a high degree of risk. Please see the section entitled “ Risk Factors” starting on page S-10 of this prospectus supplement to read about risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$36.50	$54,750,000
Underwriting discount	$1.825	$2,737,500
Proceeds, before expenses, to Itron, Inc.	$34.675	$52,012,500

We have granted the underwriters a 30-day option to purchase up to an additional 225,000 shares of our common stock at the public offering price, less the underwriting discount, to cover any over-allotments.

The underwriters expect to deliver the shares on or about May 18, 2005.

Adams Harkness	Stephens Inc.

Prospectus Supplement dated May 13, 2005

Prospectus Supplement

Prospectus

You should rely only on information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information from that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the accompanying prospectus. Because our business, financial condition, results of operations and prospects may have changed since the filing of the documents incorporated by reference, you should consider the prospectus supplement and the accompanying prospectus as a whole before making your investment decision.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying base prospectus that is also a part of this document. This prospectus supplement and the accompanying base prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. The shelf registration statement was declared effective by the SEC on March 29, 2005. Under the shelf registration statement, we may offer and sell any combination of the securities described in the accompanying base prospectus up to an aggregate amount of $100 million, including this offering. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying base prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying base prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying base prospectus, the statements made in the accompanying base prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying base prospectus as well as the additional information described under the headings “Information incorporated by reference” on page S-53 and “Where you can find more information” on page S-53 of this prospectus supplement before investing in our common stock. Unless the context indicates otherwise, references in this prospectus supplement and the accompanying prospectus to “Itron,” “we,” “our” and “us” refer to Itron, Inc. and its subsidiaries.

CENTRON®, SENTINEL® and Quantum® Q1000 are registered trademarks of Itron Electricity Metering, Inc., a wholly owned subsidiary of the Company, and MV90® is a registered trademark of Itron, Inc. All other product names or trademarks appearing in this prospectus supplement and the accompanying base prospectus are the property of their respective holders.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” beginning on page S-10, “The Offering” beginning on page S-9, our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision.

Itron, Inc.

Itron is a leading technology and knowledge provider for creating, collecting, analyzing and applying critical data about electric, gas and water usage to energy and water industries worldwide. We provide our customers with industry-leading solutions for:

•	electricity metering;

•	meter data collection;

•	energy and water information management;

•	demand side management and response;

•	load forecasting;

•	analysis and consulting services;

•	distribution system design and optimization;

•	web-based workforce automation;

•	commercial and industrial (C&I) customer care; and

•	residential energy and water management.

We have provided handheld computer meter data collection systems used by meter readers since Itron’s founding in 1977 and automatic meter reading (AMR) since 1986. On July 1, 2004, we completed the acquisition of Schlumberger’s electricity metering business (SEM), founded in 1899, which included electricity meter manufacturing and sales operations in the United States and the electricity meter operations of certain foreign affiliates of Schlumberger in Canada, Mexico, Taiwan and France. As a result of this acquisition, we are now one of the largest suppliers of electricity meters in the United States.

Our vision is to provide energy and water utilities and end-users with the knowledge they require to optimize the delivery and use of energy and water. Our products and services help reduce costs, increase efficiency and reliability, reduce risk, enhance regulatory and safety compliance, optimize asset utilization and improve customer service. Our solutions are comprised of hardware, software and services that integrate the creation, measurement, collection, management, application and forecasting of data, providing a platform for utilities to share and apply critical knowledge throughout the utility and with other market participants, including end-users.

Industry Overview

Utility Industry Structure and Challenges

The largest electric and gas utilities in the United States and Canada are investor-owned highly regulated companies. The water industry, and some portions of the electric and gas industries, consist of smaller utilities, many of which are government run or closely-held. Outside of the United States and Canada, utilities are a mixture of government run and investor-owned companies, and in some cases are much larger in size than utilities in the United States and Canada.

Despite differences in size, ownership and markets, utilities around the world face similar issues. In many places, there are insufficient supplies of electricity and electricity delivery infrastructure that is difficult and expensive to maintain, which has resulted in the inability to reliably deliver electricity during critical peak usage periods. In the water industry, increasing demand and static or decreasing supplies have resulted in water utilities imposing restrictions on the use of water in many areas. Increases in wholesale natural gas prices over the past few years have resulted in higher costs for electricity generation and higher retail prices for electricity and natural gas. Utilities face increased scrutiny from regulators and customers to improve service, improve efficiency and increase system reliability. In some markets, utilities are being asked to provide better information so that customers can manage their own energy and water usage. At the same time utilities are expected to keep rates low, utility investors and governments want improved financial performance and reasonable returns on their investments.

In response to many of these challenges, utilities have invested in hardware and software technologies that provide increased analytics, intelligence and information in order to improve operational and financial performance, and to provide their customers with additional information to manage exposure to market forces. However, investments in these technologies can be affected by many factors that influence utility capital spending. For example, in late 2003, and the first nine months of 2004, several large investor-owned utilities delayed investments in AMR and software due to several instances of extreme weather, a major blackout in the northeastern United States and other factors that affected their financial performance.

Segment Opportunities

Electricity Metering.    Most installed residential electricity meters are electromechanical, using a mechanical register to measure aggregate electricity consumption over a specified time interval. One of the most recent and significant developments in residential electricity metering has been the introduction of electronic-based, or solid-state, metering technology rather than the gear-based technology of traditional electromechanical meters. Electronic-based meter technology provides increased capabilities, reliability and accuracy and facilitates the integration of embedded AMR functionality in electricity meters. While electronic-based meters are relatively new to residential metering, such meters have displaced electromechanical meters for most C&I and Generation, Transmission and Distribution (GT&D) meter sales.

Electricity metering industry growth is driven by new construction and replacement of old meters. Metering products are critical components of an electric utility’s distribution infrastructure and as such, meter purchases for new construction and normal meter replacements are typically not affected by factors that influence overall utility capital spending. The U.S. electricity metering market has historically shown consistent growth over a long period of time, averaging approximately 2% to 3% annually. In more recent years, increased deployments of AMR have caused the industry growth rate to be even higher as utilities implementing AMR tend to replace some portion of their electricity meters before they reach the end of their estimated useful lives.

Meter Data Collection.    Almost all utilities in the United States and Canada, and utilities in many other countries, use handheld meter reading systems for a substantial portion of their meter data collection functions. This market primarily consists of upgrade and replacement sales.

In the United States, we estimate there are approximately 275 million meters, of which approximately 25% are read with AMR systems. We estimate that outside of the United States, there are approximately 900 million to 1.2 billion meters with less than 3.0% AMR penetration. AMR industry growth is primarily driven by the need for cost savings, increased accuracy, improved service, theft detection, more frequent meter data collection as well as other factors, and utilities and regulators generally acknowledge the benefits of AMR. Recent industry surveys indicate over 95% of utilities in the United States and Canada intend to implement AMR and that many of those utilities intend to automate every meter in their territory. However, historically AMR industry growth has been volatile due to the project-based nature of orders from most large investor-owned utilities, and because purchases may be deferred as a result of many factors that can affect utility capital spending. The annual growth rate for AMR in North America averaged 18% from 2000 through 2004. However, during that time, the peak annual growth rate was 31% in 2001 and in 2004, there was a year-over-year decline in AMR purchases of approximately 3.0% as several large orders were completed without new similar size orders to replace them.

Software Solutions.    The market and growth rates for our software and related implementation and consulting services are difficult to estimate and predict. Growth in residential meter data collection software is primarily affected by handheld upgrade and replacement cycles and by new purchases of AMR systems. C&I meter data collection software system growth is primarily influenced by upgrades in North America and by new sales in foreign markets. The need for more frequent meter reads is also expected to lead to growth in data collection and meter data management software. While we believe there is an increasing need for many of our software applications in both domestic and foreign markets, purchases of these products may be deferred and are affected by a utility’s overall capital spending budget.

Itron Products and Solutions

We divide our business into the following three operating segments: Hardware Solutions – Electricity Metering; Hardware Solutions – Meter Data Collection; and Software Solutions. For the year ended December 31, 2004 we generated revenues of $112.6 million from the Electricity Metering segment, $238.6 million from the Meter Data Collection segment, and $48.0 million from the Software Solutions segment.

Hardware Solutions – Electricity Metering

Residential Meters.    Residential meters account for approximately 90% of the meters in a typical utility’s electricity network. Due to the limited voltage requirements of households, residential electricity meters are simpler in design and are typically less expensive than other types of meters. Our residential meters are based on a flexible product platform allowing the product to be adapted to customers’ different communications and register preferences. Our CENTRON solid-state electricity meter incorporates a two-piece design that combines a base metrology with a variety of electronic registers that enable different measurement, storage, communications and AMR functions.

Commercial and Industrial Meters.    C&I meters account for approximately 10% of the meters in a typical utility’s electricity network. Due to the various voltage requirements and consumption behavior of C&I customers, these meters are more sophisticated in design and provide additional measurement capabilities beyond residential meters such as demand, time-of-use, load profile, reactive measurement and monitoring power and voltage quality. Virtually all C&I meters sold today employ electronic-based technology. Our electronic-based SENTINEL meter is our primary meter for C&I use.

Generation, Transmission and Distribution Meters.    The market for GT&D meters accounts for a relatively small number of units shipped in a given year. These meters are the most sophisticated of all power meters, and are typically used by utilities and large industrial customers for applications such as the monitoring of power quality and interruption, system optimization and bulk power measurements. Our Q1000 meter is used for large C&I and utility power exchange points. The Q1000 is designed for high accuracy revenue billing, advanced communication, simultaneous communication via multiple ports, power quality monitoring, information collection and retrieval and system measurement applications. The Q1000 supports real-time pricing or day-before hourly pricing as its capabilities enable two-way data transport via radio frequency and high-speed telephone communications.

International Meters.    We also offer a separate line of residential, C&I and GT&D meters for use outside the United States and Canada. The primary differences between meters used in the United States and Canada and foreign markets are the physical configuration of and certification requirements for the meters.

Hardware Solutions—Meter Data Collection

AMR Meter Modules.    Our ERT (encoder, receiver, transmitter) meter modules are radio-based modules that can be retrofitted to existing electricity, gas or water meters or installed in or on new meters. The ERTs encode consumption, tamper and other information from the meters and communicate the data via radio to Itron’s handheld, mobile and network radio-based data collection technology. Electric ERTs are typically installed under the glass of electromechanical electricity meters and are powered by the electricity running through the meter. Gas and water ERTs are attached to the meters and are powered by long-life batteries. In addition to selling ERT modules, we embed our ERT technology into our solid-state electricity meters and we license our technology to third parties, including meter manufacturers who either manufacture their own AMR modules or embed our AMR technology into their meters. We also offer a separate line of meter modules for use outside the United States and Canada. The primary differences between the AMR meter modules used in the United Sates and Canada and in foreign markets are the radio frequency bands in which they operate and the physical configuration of and certification requirements for the modules.

Handheld Meter Reading and Handheld AMR.    We provide several models of handheld computers that are used by meter readers to walk a route, visually read the meters and input the data. Each model is designed for use in harsh environments with standard text and graphics, back-lit displays, several memory sizes, multiple communication options, interface devices for electronic meters and easy-to-use customizable keyboards. Most handheld units we sell today are radio-equipped (handheld AMR). With handheld AMR, a meter reader walks a route and a radio-equipped handheld computer sends a radio wake-up signal to nearby meters that are ERT equipped and in return, receives consumption, tamper and other information back from the ERTs. While read rates vary depending on a variety of factors, a meter reader walking a route reading meters with a handheld computer can, on average, read between 300 and 500 meters per day without AMR, or two to three times that with handheld AMR. Handheld AMR excels at reading accounts where the meters are expensive or hazardous to read. These meters are often situated in a basement, a backyard with a hostile dog or locked gate, or other situations where access to a meter is difficult.

Mobile AMR.    Mobile AMR uses a radio transceiver in a vehicle that broadcasts a radio wake-up signal to all ERT-equipped meters within range and receives meter reading, tamper and other information back from the ERTs. Mobile AMR is designed for reading dense deployments of ERT modules. With mobile AMR, a meter reader can read tens of thousands of meters in a day, dramatically improving efficiency relative to handheld meter reading and handheld AMR.

Fixed Network AMR.    Fixed Network AMR uses locally installed repeaters and concentrator devices to communicate with ERTs. Concentrators then use the utility’s choice of public communication platforms like GPRS (general packet radio service) networks, Ethernet, PSTN (public switched telephone networks) and others to transfer data between the concentrators and a host processor at a utility. Fixed Network AMR is designed for highly-automated, frequent data collection and is scalable to be cost effectively installed in both large, high density deployments, as well as smaller, spot deployments. Fixed Network AMR supports a utility’s ability to perform a number of advanced applications such as interval meter data collection, time-of-use billing, load profiling, leak and tamper detection, off-cycle reads, outage detection and restoration notification, among others.

C&I Network.    Our C&I Network uses advanced, peer-to-peer radio communications to transport meter data from solid-state C&I electricity meters equipped with our External Meter Modems, or EMMs. Data travels from EMMs, through a system of radio relays, to a hub, which then routes the data using a single dedicated phone line to an Itron MV-90 host processor. Our C&I Network eliminates the need for dedicated phone lines and associated ongoing phone charges for each meter, which makes it a cost-effective solution for areas with groups of C&I meters, such as commercial and industrial parks, strip malls, downtown areas or large commercial and industrial facilities with multiple metering points.

SmartSynch Meter Systems®.    In addition to our own C&I network, during 2002 we agreed to be a distributor of SmartSynch’s SmartMeter System®. The SmartMeter System is installed within a regular solid-state C&I electricity meter, which results in low-cost and efficient field installations. The SmartMeter System collects power quality and usage data, then compresses and encrypts the data for transmission through wireless public communications networks. With its drop-in capability and use of public wireless communications networks, the SmartMeter System is designed for selective deployments of C&I meters in areas with public wireless network coverage.

Software Solutions

We provide software for commercial, industrial and residential meter data collection, workforce management, energy and water meter data management and other knowledge applications. In addition to software, we offer professional services for the implementation, system testing and integration of software as well as training, maintenance and software hosting.

Data Collection and Workforce Management.    We provide a variety of software applications for managing the collection and transmission of meter data using handheld, mobile, remote C&I meter interrogation and network meter data collection systems. These data collection systems provide meter data information for billing systems, data warehouses, Internet data presentment and Itron knowledge applications. Our workforce management software enables utilities to streamline and automate many of the processes associated with field service activities, including endpoint installations, turn-ons/turn-offs, gas leak detection, credit and collections, meter services and trouble calls. Our software automates the real-time dispatching of work and electronically captures work order completion information in the field.

Meter Data Management.    We provide solutions for residential and C&I meter data management. Our meter data management software solutions provide functionality to support the process of meter data collection using open and flexible interfaces, data validation and data editing, complex calculations and aggregation, time-of-use pricing, load research, interactive graphics, billing and financial settlements, load forecasting and deregulated marketplace transactions. Our Itron Enterprise Edition (Itron EE) platform is an enterprise-wide meter data management solution for internal, register and event data. Itron EE provides consistent processes and interfaces regardless of the source or destination of the meter data, insulating a utility from the details of meter data collection and analysis in a multi-vendor, multi-technology environment.

Knowledge Applications.    We provide utilities with software applications, data warehouses and analytic and visualization tools that leverage the meter data collected and stored by Itron and third party collection and meter data management systems. This broad category of applications includes operational software systems such as C&I billing and C&I load management solutions; web based usage, cost presentment and analytic tools delivered to utilities’ end-users; and analytic solutions such as forecasting and distribution asset optimization. Our forecasting services and software products are used by utilities, market operators, government agencies and others for predicting load growth, revenue, new facilities requirements, customer reaction to proposed programs and rates, day-ahead energy needs and longer-term energy needs. We offer residential energy management and load control solutions that leverage wireless or Internet communications to enable utilities to gain load relief when needed most and to offer customers incentives for participation. We also provide software solutions and consulting services for optimizing the design and construction of new distribution infrastructure as well as the rebuilding of existing distribution infrastructure. Finally, we offer software solutions directly to large energy end-users for gathering and managing meter data, energy bills, budget and weather data along with automated tools to streamline and manage energy costs at the corporate level.

Market Opportunity

Key Competitive Strengths

Our key competitive strengths and distinguishing characteristics include the following:

Leading Market Position in Electricity Meters and Meter Data Collection.    We have a strong tradition and proven technologies in electricity meters and meter data collection, having provided electricity meters for over 100 years, handheld meter reading systems for more than 25 years and AMR for more than 15 years. With an installed base of over 37 million meters in the United States (representing approximately 32% market share) and market-leading position in residential electronic-based electricity meters, we are well-positioned to capture electricity meter sales from replacement, new construction and technology upgrades. As the worldwide leader in AMR, our technology facilitates the automatic collection and delivery of meter usage data for over 40 million meters in North America (representing approximately 55% market share). Our handheld meter reading systems are used by over 2,000 utilities worldwide including 75% of the largest utilities (those with over 100,000 meters installed) in the United States and Canada. We also have significant handheld meter reading market share in Mexico, Japan, Australia and parts of Europe. We estimate that our handheld meter reading systems are used to collect metering data from over 250 million meters worldwide, providing us with a strong foothold as utilities migrate to more automated forms of meter reading.

Broad, Integrated Solutions Portfolio.    We provide a broad portfolio of meter data collection, management, analysis and other solutions. Over the last 15 years, we have invested significant resources to develop AMR solutions that are compatible with the leading electricity, gas and water meters used in North America. Our AMR technologies include handheld, mobile and network data collection options that can be intermixed, enabling our customers to deploy solutions that are technologically and economically suited to each meter reading area. As a result of the SEM acquisition in July 2004, we also now offer customers a more highly integrated suite of products for measuring, gathering and analyzing electricity usage data. In addition to our tools for the collection, management and analysis of meter data, we offer solutions in energy information management, energy demand management and response, load forecasting, analysis and consulting services, distribution systems design and optimization, workforce automation, C&I and residential energy management. We have developed software that integrates, stores, manages and applies information from diverse data collection systems and technologies so that valuable information can be used and applied throughout a utility as well as shared with other energy and water market participants. The breadth and integration of our products enable us to access a much broader share of a utility’s overall budget, which we expect will provide opportunities to sell products to additional market participants such as supply generators, regulators, market operators and end-use customers.

Low-Cost, High-Volume Manufacturer.    We are low-cost producers of electricity meters and AMR devices, with high-volume manufacturing capabilities in Oconee, South Carolina, where we have been manufacturing electromechanical meters for over 40 years and electronic-based electricity meters since 1998, and in Waseca, Minnesota, where we have been manufacturing AMR meter modules since 1986. In both locations, many years of manufacturing experience and continued focus on product cost reductions have yielded highly automated, flexible and scalable manufacturing operations. In 2004, we produced 4.2 million electricity meters in the Oconee facility, and 4.3 million AMR meter modules in the Waseca facility. We currently have the capacity to produce more than six million products in each facility annually.

Strong Customer and Industry Relationships.    We have very strong customer loyalty and brand recognition within the utility industry. We maintain an extensive sales and distribution network that has developed long-term customer relationships. We have approximately 150 employees in direct sales and technical support and more than 60 indirect channel partners utilizing their respective sales forces. We have developed strategic relationships with numerous other technology providers, including most of the leading electricity, gas and water meter manufacturers, and with many of the leading technology consultants, providing us with additional opportunities to sell our products and services. Worldwide, we have approximately 2,800 customers, of which 1,800 are in the United States and Canada. Approximately 90% of the largest utilities in the United States and Canada employ at least one of our solutions and many utilities have installed successive generations of our technologies.

Experienced Management Team.    Our management has significant experience working with energy and water utilities and their customers. Over the last two years, we have made four strategic acquisitions that have further expanded our management expertise, experience and personnel. Our management team has a strong understanding of the recently acquired electricity metering business, having worked closely with numerous electricity meter manufacturers in connection with our AMR business. In addition, our chief executive officer, LeRoy Nosbaum, was employed by SEM from 1969 to 1989 in various roles, including General Manager of Schlumberger’s Integrated Metering Systems Division.

Business Strategy

Our strategy leverages the combined strengths of our various technologies and services with our industry and customer relationships to provide solutions that make the delivery and use of energy and water more efficient, reliable and cost-effective.

Leverage Market Position to Capitalize on Growth Opportunities in Electricity Metering and Meter Data Collection.    As a leading provider of electricity meters and as the market leader in AMR and handheld meter reading systems, we are well positioned to capitalize on future growth opportunities in electricity metering and meter data collection.

•	Electromechanical meters make up approximately 90% of the estimated 120 million residential electricity meters in the United States. However, as utilities add new meters, or replace existing meters, there is an accelerating migration to electronic-based meters. Electronic-based meters provide more accurate, reliable metering and greater capabilities than electromechanical, particularly when combined with AMR. Approximately 95% of the electronic-based residential electricity meters that have been installed in the United States to date incorporate our technology. In addition to those 12 million meters, we have an installed base of approximately 25 million electromechanical meters in the United States and Canada. In those markets, we intend to focus our sales efforts on the increasing demand for more sophisticated metering solutions particularly when combined with AMR, at both existing and new customers.

•	Our meter data collection product strategy focuses on migrating customers from their current level of meter reading technology to more advanced meter reading technology, enabling customers to reduce costs and gain operating efficiencies. Approximately 25% of the estimated 275 million electricity, gas and water meters in the United States were equipped with AMR capabilities as of December 31, 2004, over half of which incorporate Itron’s AMR technology. In the United States and Canada, we have approximately 75% market share in handheld meter reading systems for the largest utilities (those with over 100,000 meters installed). In addition, many of our 1,500 AMR customers have deployed our AMR solutions in only a portion of their service territories. We intend to leverage our market leading position in handheld meter reading and AMR to further penetrate our existing customer base and capitalize on increasing interest in AMR from new customers.

Provide a Broad, Integrated Portfolio of Value-Added Solutions to Capitalize on the Increasing Needs for Efficiency and Analytics.    Our solutions help energy and water industry participants get more value from their data, transform their business and achieve meaningful business process change. We will continue to broaden our solutions portfolio through internal development, acquisitions and partnering opportunities and further integrate our various solutions for metering, data collection, data management, operational analysis and forecasting. This integration will enable us to access a much broader share of a utility’s overall budget and will provide us with opportunities to sell our products to additional market participants, such as generators, regulators, market operators and end-use customers. Many of our software platforms are compatible with hundreds of different meter types and collection systems – which enables us to sell software to utilities that do not yet use Itron hardware. For example, a number of utilities that have installed our and other vendor’s AMR technology are considering installation of our Itron EE meter data management platform for help in using their AMR data beyond billing and customer service. We believe that implementation of certain of our products and services will drive customers to implement additional products and services that we offer. Two examples of our customers implementing additional products include:

•	Xcel Energy, a long-time Itron AMR customer, recently began purchasing electricity meters from Itron as a result of the SEM acquisition. In addition, they have purchased our Distribution Asset Optimization software, and are using historical billing and meter data, Supervisory Control and Data Acquisition, or SCADA data, weather patterns, proprietary analytics and modeling to create load profiles for transformers and related assets for 1,850 circuits in five states. The integration of these systems will assist Xcel in avoiding failures due to load and heat and to perform preventative maintenance on distribution assets by enabling Xcel to accurately model feeder loads for various time and weather scenarios.

•	AquaAmerica recently purchased our field workforce automation software to more effectively track and monitor the status of field service operations. Our mobile workforce automation technology will enable AquaAmerica to use wireless communications and the Internet to provide real-time data to technicians in the field eliminating the costly paperwork associated with traditional manual work order processing. AquaAmerica estimates that it generated 100,000 pieces of paper annually for meter related work orders.

Develop Markets Outside of the United States and Canada.    We are targeting specific opportunities outside of the United States and Canada for electricity meters, AMR and software solutions.

•	In Electricity Metering we are focused on those parts of the world that operate on American National Standards Institute standards (ANSI), including Taiwan, Dominican Republic, Puerto Rico, the Bahamas, Mexico, Nicaragua, Costa Rica, Bermuda and Panama. We have also begun investing in electricity metering technologies that over time will allow us to expand to parts of the world that use International Electric Commission (IEC) standards.

•	Outside the United States and Canada, there has been minimal penetration of AMR technology, yet utilities in foreign markets face the same needs for cost and operational efficiencies. We have significant handheld meter reading market share in Mexico, Japan, Australia, the Middle East and many parts of Europe. We have recently installed AMR technology in the Bahamas and believe there are near term opportunities in other areas in the Caribbean. We intend to leverage our relationships in these markets and our considerable experience in the United States and Canadian AMR markets in order to capture a significant portion of the emerging AMR growth opportunities internationally.

•	Our residential and C&I meter data collection software is used by numerous utilities around the world. In addition, we have begun selling our knowledge application software, such as forecasting, distribution asset optimization, and customer care in Europe, Australia, Japan and other parts of the world.

The Offering

Common stock offered by us	1,500,000 shares

Common stock to be outstanding after this offering	23,259,942 shares

Use of proceeds

We intend to use the net proceeds from this offering to repay approximately $51,662,500 million of outstanding debt (approximately $59,464,375 million if the underwriters exercise their over-allotment option in full) under our credit facility, which currently bears annual interest at 4.75% and matures on July 11, 2011.

Nasdaq National Market symbol	ITRI

Risk factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock to be outstanding after this offering is based on 21,759,942 shares outstanding as of April 30, 2005, excluding:

•	225,000 shares issuable upon exercise of the underwriters’ over-allotment option;

•	3,277,849 shares of common stock issuable upon exercise of options outstanding as of April 30, 2005 exercisable at a weighted-average exercise price of $15.29 per share;

•	978,880 shares available for future grant under our equity incentive plans; and

•	443,388 shares available for future issuance under our employee stock purchase plan.

On May 3, 2005 the shareholders of Itron approved an amendment to the Amended and Restated 2000 Stock Incentive Plan to increase the number of shares authorized under the plan to 4,525,000 shares and an amendment to the Amended and Restated Employee Stock Purchase Plan to fix the number of shares authorized under that plan at 704,411 shares. The number of shares available under these plans set forth above include the amendments approved by Itron shareholders.

Unless we indicate otherwise, all information contained in this prospectus supplement assumes that the underwriters have not exercised their over-allotment option.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. If that happens the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward looking statements and our actual results may differ substantially from those discussed in these forward looking statements.

Risks Related to Our Business and Our Industry

We are dependent on the utility industry, which has experienced volatility in capital spending.

We derive the majority of our revenues from sales of products and services to the utility industry. Purchases of our products may be deferred as a result of many factors including mergers and acquisitions, regulatory decisions, weather conditions, rising interest rates, utility specific financial situations and general economic downturns. We have experienced and may in the future experience volatility in operating results, on both an annual and a quarterly basis as a result of these factors.

Utility industry sales cycles can be lengthy and unpredictable.

Sales cycles with customers in the utility industry, both domestic and foreign, are generally long and unpredictable due to customers’ budgeting, purchasing and regulatory processes that can take up to several years to complete. Our utility customers typically issue requests for quotes and proposals, establish evaluation committees, review different technical options with vendors, analyze performance and cost/benefit justifications and perform a regulatory review, in addition to applying the normal budget approval process within a utility.

Our quarterly results may fluctuate substantially.

We recorded a net loss in 2004 primarily due to intangible asset amortization expenses related to acquisitions and in process research and development costs (IPR&D). While Itron was profitable in fiscal years 2003 and 2002, we have experienced operating losses in some quarters during those periods and in prior periods. We may be unable to maintain consistent profitability on a quarterly or annual basis. We have experienced variability of quarterly results and believe our quarterly results will continue to fluctuate as a result of many factors, including costs related to acquisitions, including IPR&D and intangible amortization expenses, legal activity, unexpected warranty liabilities, restructuring charges, size and timing of significant customer orders, FCC or other governmental actions, the gain or loss of significant customers, timing and levels of new product developments, shifts in product or sales channel mix, increased competition and pricing pressure and general economic conditions affecting enterprise spending for the utility industry.

A significant portion of our revenues are generated from a limited number of customers.

Historically, our revenues have been concentrated with a limited number of customers, which change over time. The top ten customers in each year accounted for 30%, 35% and 40% of revenues for the years ended 2004, 2003 and 2002, respectively. No customer represented more than 10% of total company revenues in 2004 or 2003. However, several affiliated companies that are part of National Grid USA represented approximately 12% of revenues for the year ended December 31, 2002. From time to time, we are dependent on large, multi-year contracts that are subject to cancellation or rescheduling by our customers. Cancellation or postponement of one or more of these significant contracts could have a material adverse effect on us. For example, in 2003, we had a large electric utility reschedule approximately $8 million of shipments booked for 2003 to 2004 due to the utility’s need to divert capital spending in order to rebuild critical infrastructure as a result of damage caused by extreme, unexpected weather conditions. In addition, if a large customer contract is not replaced upon its expiration with a new large contract, our business could be negatively affected.

Our senior credit facility and the indenture related to our senior subordinated notes limit our ability and the ability of most of our subsidiaries to take certain actions.

Our senior credit facility and our senior subordinated notes will, among other things, limit our ability and the ability of most of our subsidiaries to, among other things:

•	incur more debt;

•	pay dividends and make distributions;

•	make certain investments;

•	redeem or repurchase capital stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale lease-back transactions;

•	merge or consolidate; and

•	transfer or sell assets.

Our senior credit facility also contains other customary covenants, including requiring us to meet specified financial ratios and financial tests. Our ability to borrow under our senior credit facility will depend on satisfaction of these covenants. Events beyond our control can affect our ability to meet those covenants.

Our failure to comply with obligations under the indenture or the senior credit facility may result in declaration of an event of default. An event of default, if not cured or waived, may permit acceleration of indebtedness. We cannot be certain that we will be able to remedy any such defaults. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to borrow sufficient funds to replace the indebtedness so accelerated on terms favorable to us or at all.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our senior credit facility and indenture relating to our senior subordinated notes.

We have a substantial amount of indebtedness. At March 31, 2005, we had total indebtedness of $257.6 million. Our substantial indebtedness could have important consequences, such as:

•	Make it more difficult for us to satisfy our obligations with respect to our senior credit facility and indenture;

•	Increase our vulnerability to general adverse economic and industry conditions;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Place us at a competitive disadvantage compared with our competitors that have less debt; and

•	Limit our ability to borrow additional funds.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot provide assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our acquisitions of and investments in third parties carry risks.

We have acquired five companies since December 31, 2001 and have recorded acquisition investments of approximately $253 million in 2004, $71 million in 2003 and $43 million in 2002. We expect to evaluate potential acquisitions and investments in the future and we may choose to complete additional acquisitions and investments. Acquisitions and investments involve numerous risks such as the diversion of senior management’s attention, unsuccessful integration of the acquired entity’s personnel, operations, technologies and products, lack of market acceptance of new services and technologies, or a shift in industry dynamics that negatively impacts the forecasted demand for the new products. Impairment of an investment or goodwill and intangible assets may result if these risks materialize. There can be no assurances that an acquired business will perform as expected, accomplish our strategic objective or generate significant revenues, profits or cash flows. In addition, acquisitions and investments in third parties may involve the assumption of obligations or significant one-time write-offs. For example, in the fourth quarter of 2004, we incurred $6.4 million of IPR&D expense associated with our electricity metering acquisition and in the fourth quarter of 2003, we incurred pre-tax charges totaling $2.4 million for the write-off of a minority interest investment in one company and the impairment of our minority interest investment in another company due to changes in the business conditions of those companies. In order to finance any future acquisitions, we may need to raise additional funds through public or private financings.

Although we have integrated most of SEM’s operations, we have not yet fully integrated accounting, financial reporting systems and certain other systems.

Prior to our acquisition, SEM had been operated independently of Itron, and we cannot provide assurance that we will be able to integrate the necessary systems and procedures, including accounting and financial reporting systems, to manage the combined enterprise on a profitable basis. Our inability to integrate SEM successfully could have a material adverse effect on our business, financial condition and results of operations.

We depend on our ability to develop new products.

We have made, and expect to continue to make, substantial investments in technology development. For example, in the year ended December 31, 2004 we spent $44.4 million on product development. Our future success will depend, in part, on our ability to continue to design and manufacture new competitive products and to enhance and sustain our existing products. This product development will require continued investment in order to maintain our market position. We may experience unforeseen problems in the development or performance of our technologies or products. In addition, we may not meet our product development schedules. Finally, we may not achieve market acceptance of our new products and solutions.

We are facing increasing competition.

We face competitive pressures from a variety of companies in each of the markets we serve. Some of our present and potential future competitors have or may have substantially greater financial, marketing, technical or manufacturing resources, and in some cases, greater name recognition and experience than we have. Some competitors may enter markets we serve and sell products at low prices in order to obtain market share. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products and services than we can. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that enhance their ability to address the needs of our prospective customers. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. In connection with our electricity metering acquisition and as an accommodation to concerns raised by the Federal Trade Commission (FTC) regarding competition, we completed an agreement with Hunt Technologies, Inc. another AMR vendor, to license some of our electric meter module technology and certain other technology. Also to accommodate the FTC, we assigned to Neptune Technology Group Holdings, Inc. certain provisions of a 1995 license to make devices capable of receiving and reading transmissions from R-300 and electric ERTs. The licenses are fully paid and expire when the last of the licensed patents expire in 2006. We cannot be certain that these agreements will not materially affect our future sales growth or gross margins at some point. Other companies may also produce products that are equal or superior to our products, which could reduce our market share, reduce our overall sales and require us to invest additional funds in new technology development. If we cannot compete successfully against current or future competitors, this will have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are affected by availability and regulation of radio spectrum.

A significant number of our products use radio spectrum and in the United States are subject to regulation by the FCC. Licenses for radio frequencies must be obtained and periodically renewed. Licenses granted to us or our customers may not be renewed on acceptable terms, if at all. The FCC may adopt changes to the rules for our licensed and unlicensed frequency bands that are incompatible with our business. In the past, the FCC has adopted changes to the requirements for equipment using radio spectrum, and it is possible that the FCC or Congress will adopt additional changes.

We have committed, and will continue to commit, significant resources to the development of products that use particular radio frequencies. Action by the FCC could require modifications to our products. If we are unable to modify our products to meet such requirements, we could experience delays in completing such modifications, or the cost of such modifications could have a material adverse effect on our future financial condition and results of operations.

Our radio-based products currently employ both licensed and unlicensed radio frequencies. There must be sufficient radio spectrum allocated by the FCC for our intended uses. As to the licensed frequencies, there is some risk that there may be insufficient available frequencies in some markets to sustain our planned operations. The unlicensed frequencies are available for a wide variety of uses and are not entitled to protection from interference by other users. The unlicensed frequencies are also frequently the subject of proposals to the FCC requesting a change in the rules under which such frequencies may be used. If the unlicensed frequencies become unacceptably crowded or restrictive or subject to changed rules governing their use, and no additional frequencies are allocated, our business could be materially adversely affected.

We are also subject to regulatory requirements in foreign markets that vary by country. In those jurisdictions radio station licenses are generally required to operate a radio transmitter and such licenses may be for a fixed term and must be periodically renewed. In some jurisdictions, the rules permit certain low power devices to operate on an unlicensed basis. Most of our ERT modules and AMR equipped residential electronic-based meters are devices that transmit information back to either handheld, mobile or fixed network AMR reading devices in unlicensed bands pursuant to rules regulating such use. To the extent we wish to introduce products designed for use in the United States or another country into a new market, such products may require significant modification or redesign in order to meet frequency requirements and other regulatory specifications. Further, in some countries, limitations on frequency availability or the cost of making necessary modifications may preclude us from selling our products in those countries.

We may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed.

We may be subject to claims or inquiries regarding alleged unauthorized use of a third party’s intellectual property. An adverse outcome in any intellectual property litigation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or using certain products or brands, or require us to redesign, reengineer, or rebrand certain products or packaging, any of which could affect our business, financial condition and results of operations. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, financial condition and results of operations.

If our products infringe the intellectual property rights of others, we may be required to indemnify our customers for any damages they suffer. We generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties my assert infringement claims against our customers.

These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We may be unable to adequately protect our intellectual property.

While we believe that our patents, trademarks and other intellectual property have significant value, it is uncertain that this intellectual property, or any intellectual property acquired or developed by us in the future, will provide meaningful competitive advantages. There can be no assurance that our patents or pending applications will not be challenged, invalidated or circumvented by competitors or that rights granted thereunder will provide meaningful proprietary protection. Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To combat infringement or unauthorized use, we may need to commence litigation, which can be expensive and time-consuming. In addition, in an infringement proceeding a court may decide that a patent or other intellectual property right of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology or other intellectual property right at issue on the ground that it is non-infringing. Policing unauthorized use of our intellectual property is difficult and expensive, and we cannot provide assurance that we will be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as do the laws of the United States.

We may face warranty exposure that exceeds our recorded liability.

We provide product warranties for varying lengths of time. In anticipation of warranty expenses, we establish allowances for the estimated liability associated with product warranties and product-failure related costs. However, these warranty and related product-failure allowances may be inadequate due to changes in various estimates for material, labor and other costs we may incur to replace projected product failures, and we may incur additional warranty and related expenses in the future with respect to new or established products. For example, in 2004 and 2003, we incurred approximately $2.6 million and $12.3 million, respectively, of warranty expense that had not previously been accrued for, for a specific product failure that resulted from a defective component provided by a supplier.

Our key manufacturing facilities are concentrated.

A substantial portion of our revenues are derived from the sale of electricity meters, which we manufacture in our facility in Oconee, South Carolina, and from the sale of AMR meter modules, which we manufacture in our facility in Waseca, Minnesota. In the event of a significant interruption in production at either of our manufacturing facilities, considerable time and effort could be required to establish alternative production lines, which would have a material adverse effect on our business, financial condition and results of operation. We are developing disaster recovery plans that would enable us to move production from one of our facilities to the other in the event of a disaster.

A number of key personnel are critical to the success of our business.

Our success depends in large part on the efforts of our highly qualified technical and management personnel in all disciplines. The loss of one or more of these personnel and the inability to attract and retain qualified replacements could have a material adverse effect on our business.

We depend on certain key vendors.

Certain of our products, subassemblies and system components are procured from limited sources. Our reliance on such limited sources involves certain risks, including the possibility of shortages and reduced control over delivery schedules, manufacturing capability, quality and costs. In addition, we depend on one contract manufacturing vendor for a large portion of our low-volume manufacturing business and all of our repair services for our domestic handheld meter reading units. If that vendor should become unable to perform its responsibilities, our operations could be materially disrupted.

We are subject to international business uncertainties.

We conduct operations outside the United States. International sales and operations may be subject to risks such as the imposition of government controls, political instability, restrictions on the import or export of critical technology, currency exchange rate fluctuations, adverse tax burdens, availability of qualified third-party financing, generally longer collection periods, trade restrictions, changes in tariffs, difficulties in staffing and managing foreign operations, potential insolvency of international dealers, burdens of complying with different permitting standards and a wide variety of foreign laws and obstacles to the repatriation of earnings and cash. Fluctuations in the value of the U.S. dollar impact our ability to compete with international competitors. International expansion and market acceptance depend on our ability to modify our technology to take into account such factors as the applicable regulatory and business environment, labor costs and other economic conditions. In addition, the laws of certain countries do not protect our products or technology to the same extent as do the laws of the United States. There can be no assurance that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, financial condition and results of operations.

We are subject to regulatory compliance.

We are subject to various governmental regulations including those related to occupational safety and health, labor and wage practices and regulations regarding the performance of certain engineering services. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions, which could materially and adversely affect our business, financial condition and results of operations.

We may incur liability arising from the use of hazardous materials.

Our business and our facilities are subject to a number of federal, state and local laws, regulations and ordinances governing, among other things, the storage, discharge, handling, emission, generation, manufacture, disposal, remediation of, or exposure to toxic or other hazardous substances and certain waste products. Many of these environmental laws and regulations subject current or previous owners or operators of land to liability for the costs of investigation, removal or remediation of hazardous materials. In addition, these laws and regulations typically impose liability regardless of whether the owner or operator knew of, or was responsible for, the presence of any hazardous materials and regardless of whether the actions that led to the presence were taken in compliance with the law. In the ordinary course of our business, like that of other companies engaged in similar businesses, we use metals, solvents and similar materials, which are stored on site. The waste created by use of these materials is transported off-site on a regular basis by unaffiliated waste haulers. Many environmental laws and regulations require generators of waste to take remedial actions at the off-site disposal location even if the disposal was conducted in compliance with the law. The requirements of these laws and regulations are complex, change frequently and could become more stringent in the future. Failure to comply with current or future environmental regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions, which could materially and adversely affect our business, financial condition and results of operations. There can be no assurance that a claim, investigation or liability will not arise with respect to these activities, or that the cost of complying with governmental regulations in the future, will not have a material adverse effect on us.

With respect to our Oconee, South Carolina facility, certain environmental remedial activities are required pursuant to a consent agreement between Schlumberger (and various related parties), from whom we purchased our electricity metering operations in July 2004, and the South Carolina Department of Health and Environmental Control. The consent agreement requires Schlumberger to investigate and remediate groundwater contamination and all releases of any hazardous waste or hazardous constituents that present an actual or potential threat to human health and the environment. Under the terms of our electricity metering acquisition, Schlumberger agreed to complete all remedial obligations associated with the consent agreement, and agreed to indemnify us for all costs incurred as a result of any releases and generation or transportation of hazardous materials prior to the acquisition. Although we expect Schlumberger to comply with the terms of the consent agreement and the acquisition, there is a risk that such remediation will interfere with our future use of the Oconee property, or if Schlumberger did not comply, the remediation responsibility would transfer to us.

Risks Related to This Offering and Our Common Stock

The trading price of our common stock may be extremely volatile.

The market price of our common stock has experienced significant fluctuations since we became a publicly traded company in November 1993 and is likely to fluctuate significantly in the future. Our stock price can fluctuate for a number of reasons, including, but not limited to:

•	announcements about us or our competitors;

•	the introduction of new technology or products or changes in product pricing policies by us or our competitors;

•	variations in our operating results;

•	changes in the regulatory environment;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders or customers;

•	market conditions in our industry, the industries of our customers, and the economy as a whole; and

•	geopolitical events, terrorist activities or the threat of terrorism.

As of the date of this prospectus supplement the price of our common stock was near its 52-week high. Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management’s attention and resources.

Our charter documents and Washington law may inhibit a takeover or change in control that a shareholder may consider favorable.

Provisions in our Restated Articles of Incorporation and Bylaws may have the effect of delaying or preventing a merger or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even where the shareholders may consider the acquisition or merger favorable. We have the authority to issue 10 million shares of preferred stock in one or more series, and to fix the powers, designations, preferences, and relative, participating, optional or other rights thereof without any further vote or action by our shareholders. The issuance of preferred stock could dilute the voting power of holders of our common stock and could have the effect of delaying or preventing a change in control of us. Certain provisions of our Restated Articles of Incorporation, Restated Bylaws, shareholder rights plan and employee benefit plans, as well as Washington law, may operate in a manner that could discourage or render more difficult a takeover of us or the removal of management or may limit the price certain investors would be willing to pay in the future for shares of our common stock.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales by our existing shareholders of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. As of February 22, 2005 we had five shareholders that held an aggregate of approximately 34% of our outstanding common stock. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will,” or the negative of such terms, or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

USE OF PROCEEDS

We expect to receive approximately $51,662,500 million in net proceeds from the sale of the 1,500,000 shares of common stock offered by us in this offering ($59,464,375 million if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We intend to use the net proceeds from this offering to repay approximately $51,662,500 million of outstanding debt (approximately $59,464,375 million if the underwriters exercise their over-allotment option in full) under our credit facility, which currently bears annual interest at 4.75% and matures on July 11, 2011.

PRICE RANGE OF COMMON STOCK

Our common stock trades on the Nasdaq National Market under the symbol “ITRI.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low
Fiscal year ended December 31, 2002
First Quarter	$32.30	$22.25
Second Quarter	36.50	19.19
Third Quarter	26.98	12.53
Fourth Quarter	25.90	16.12
Fiscal year ended December 31, 2003
First Quarter	20.74	13.00
Second Quarter	22.25	16.25
Third Quarter	24.16	18.07
Fourth Quarter	21.88	17.72
Fiscal year ended December 31, 2004
First Quarter	23.15	17.00
Second Quarter	24.65	17.75
Third Quarter	23.02	15.93
Fourth Quarter	24.45	16.86
Fiscal year ended December 31, 2005
First Quarter	30.83	21.50
Second Quarter (through May 12, 2005)	40.20	29.21

On May 12, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $37.77 per share. As of April 30, 2005, there were approximately 421 holders of record of our common stock.

DIVIDEND POLICY

We have never paid any cash dividends on our capital stock. We currently intend to retain all future earnings to retire debt obligations or to fund development and growth of our business. In addition, we are restricted from paying dividends under our current credit facility and do not anticipate paying any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2005:

•	on an actual basis, without giving effect to the offering; and

•	on an as adjusted basis to reflect the sale of the 1,500,000 shares of common stock offered by us, less estimated underwriting discounts and commissions and offering expenses and the assumed application of $51,662,500 million of the net proceeds in repayment of our indebtedness as set forth in the “Use of proceeds” section.

This capitalization table should be read in conjunction with management’s discussion and analysis of results of operations and our consolidated financial statements and related notes included elsewhere or incorporated by reference into this prospectus supplement and related prospectus.

	As of March 31, 2005
	Actual	As Adjusted
	($ in thousands, except share data)
Cash and cash equivalents	$15,628	$15,628

Senior credit facility term loan	$129,612	$77,949
Senior subordinated notes	124,158	124,158
Other debt	3,830	3,830

Total debt	257,600	205,937
Shareholders’ Equity:
Common stock, 75,000,000 shares authorized, 21,557,384 shares issued and outstanding, 23,259,942 shares issued and outstanding, as adjusted	215,811	267,474
Accumulated other comprehensive income (loss)	688	688
Accumulated deficit	(27,627)	(27,627)

Total shareholders’ equity	188,872	240,535

Total capitalization	$446,472	$446,472

The number of shares of common stock to be outstanding after this offering is based on 21,759,942 shares outstanding as of April 30, 2005, excluding:

•	225,000 shares issuable upon exercise of the underwriters’ over-allotment option;

•	3,277,849 shares of common stock issuable upon exercise of options outstanding as of April 30, 2005 exercisable at a weighted-average exercise price of $15.29 per share;

•	978,880 shares available for future grant under our equity incentive plans; and

•	443,388 shares available for future issuance under our employee stock purchase plan.

On May 3, 2005 the shareholders of Itron approved an amendment to the Amended and Restated 2000 Stock Incentive Plan to increase the number of shares authorized under the plan to 4,525,000 shares and an amendment to the Amended and Restated Employee Stock Purchase Plan to fix the number of shares authorized under that plan at 704,411 shares. The number of shares available under these plans set forth above include the amendments approved by Itron shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows Itron’s selected consolidated financial data for the five years ended December 31, 2004 and for the three month periods ended March 31, 2005 and 2004. The data for each of the years ended December 31, 2000 through 2004 has been derived from our audited financial statements. The data for the three month periods ended March 31, 2005 and 2004 has been derived from our unaudited financial statements, which have been prepared on the same basis as our audited financial statements, and includes all adjustments necessary for a fair presentation of this information. The results of operations for the three months ended March 31, 2005 and 2004 should not be considered indicative of the results for a full fiscal year. The historical results are not necessarily indicative of results to be expected in any future period. You should read the following selected financial information together with our “Management Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement, and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement.

	Years Ended December 31,					Three Months Ended March 31,
	2004*	2003	2002	2001	2000	2005	2004
	($ in thousands, except per share data)
Statements of Operations Data:
Revenues
Sales	$346,543	$273,783	$241,158	$183,425	$141,899	$104,202	$55,016
Service	52,651	43,182	43,684	42,130	38,042	12,268	10,586

Total revenues	399,194	316,965	284,842	225,555	179,941	116,470	65,602
Cost of revenues	228,525	173,411	152,573	127,696	109,092	65,472	35,730

Gross profit	170,669	143,554	132,269	97,859	70,849	50,998	29,872
Operating expenses
Sales and marketing	45,279	40,985	33,763	27,603	21,992	13,239	9,654
Product development	44,379	41,508	36,417	30,000	21,331	11,914	10,222
General and administrative	35,490	26,141	23,856	14,129	16,299	9,966	6,626
Amortization of intangible assets	27,901	9,618	2,356	1,486	1,762	9,716	2,027
Restructurings	7,258	2,208	3,135	(1,219)	(185)	390	2,382
In-process research and development	6,400	900	7,200	—	—	—	—
Litigation accrual	—	500	7,400	—	—	—	—

Total operating expenses	166,707	121,860	114,127	71,999	61,199	45,225	30,911

Operating income (loss)	3,962	21,694	18,142	25,860	9,650	5,773	(1,039)
Other income (expense)
Interest income	166	159	1,187	1,410	1,110	4	17
Interest expense	(13,145)	(2,638)	(2,061)	(5,112)	(5,313)	(4,567)	(754)
Other income (expense), net	(389)	(1,316)	1,591	(792)	3,091	101	266

Total other income (expense)	(13,368)	(3,795)	717	(4,494)	(1,112)	(4,462)	(471)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(9,406)	17,899	18,859	21,366	8,538	1,311	(1,510)
Income tax benefit (provision)	4,149	(7,421)	(10,176)	(7,916)	(3,270)	(494)	772

Net income (loss) before cumulative effect of change in accounting principle	(5,257)	10,478	8,683	13,450	5,268	817	(738)
Cumulative effect of change in accounting principle, net of income taxes of $1,581	—	—	—	—	(2,562)	—	—

Net income (loss)	$(5,257)	$10,478	$8,683	$13,450	$2,706	$817	$(738)

Earnings per share:
Basic
Income (loss) before cumulative effect of change in accounting principle	$(0.25)	$0.51	$0.45	$0.86	$0.35	$0.04	$(0.04)
Cumulative effect of change in accounting principle	—	—	—	—	(0.17)	—	—

Basic net income (loss) per share	$(0.25)	$0.51	$0.45	$0.86	$0.18	$0.04	$(0.04)

Diluted
Income (loss) before cumulative effect of change in accounting principle	$(0.25)	$0.48	$0.41	$0.75	$0.34	$0.04	$(0.04)
Cumulative effect of change in accounting principle	—	—	—	—	(0.17)	—	—

Diluted net income (loss) per share	$(0.25)	$0.48	$0.41	$0.75	$0.18	$0.04	$(0.04)

Weighted average number of shares outstanding
Basic	20,922	20,413	19,262	15,639	15,180	21,451	20,656
Diluted	20,922	21,740	21,380	18,834	15,385	22,737	20,656
Balance Sheet Data:
Working capital (deficit)	$58,123	$(1,846)	$51,036	$66,646	$45,340	$85,303	$(3,555)
Total assets	557,151	303,489	247,246	202,691	177,231	532,105	285,201
Total debt	278,235	52,269	5,453	64,484	65,446	257,600	42,918
Shareholders’ equity	184,430	177,244	161,601	76,052	52,092	188,872	178,213

*	On July 1, 2004, we completed the acquisition of Schlumberger’s electricity metering business (SEM). The data for the year ended December 31, 2004 reflects the SEM acquisition from July 1, 2004 through December 31, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial Data” and the consolidated financial statements and the related notes, which are included in or incorporated by reference into this prospectus. Our discussion of results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed under “Risk Factors” and elsewhere or incorporated by reference in this prospectus.

Overview

We derive the majority of our revenues from sales of products and services to utilities. Sales revenues may include hardware, software licenses, custom software development, field and project management services and engineering, consulting and installation services. Service revenues include post-sale maintenance support and outsourcing services. Outsourcing services encompass installation, operation and maintenance of meter reading systems to provide meter information to a customer for billing and management purposes for systems we own as well as those owned by our customers. Hardware cost of sales are based on standard costs, which include materials, direct labor, warranty expense and an overhead allocation, as well as variances from standard costs. Software cost of sales include distribution and documentation costs for applications sold, along with other labor and operating costs for custom software development, project management, consulting and systems support. Hardware and software cost of services are based on actual time and materials incurred and an allocation of miscellaneous service related costs.

Three Months Ended March 31, 2005 and 2004

On July 1, 2004, we completed the acquisition of SEM, which is now our Hardware Solutions — Electricity Metering segment. As a result of the acquisition, we are now one of the largest suppliers of electricity meters in the United States. The purchase price was approximately $248 million, which we financed with the issuance of debt. The acquisition resulted in a significant increase in our revenues and changed many other aspects of our results of operations, financial condition and cash flows, which are described in detail in each applicable area within the discussion that follows.

Total revenues for the first quarter of 2005 were $116.5 million compared with $65.6 million in the first quarter of 2004. Electricity Metering contributed $54.1 million of the $116.5 million in total revenues for the three months ended March 31, 2005. With the acquisition of SEM, we anticipate we will have a higher portion of our electric AMR shipments in the form of solid-state electricity meters with AMR embedded (which are included in Electricity Metering revenues) as opposed to separate modules for installation on new or existing mechanical electric meters (which are included in Hardware Solutions — Meter Data Collection revenues). Prior to the acquisition of SEM, revenues from shipments of new meters with AMR embedded were in the form of royalties only. This represents a fundamental change in the way we distribute our products and is an important transition to consider when comparing segment performance from period to period.

Our Meter Data Collection and Software Solutions businesses are primarily project based sales, and as a result, our historical financial results have varied from period to period, primarily as a result of the timing of large orders. We believe this variability will be partially offset by our new Electricity Metering business, which predominately consists of shorter-term purchase orders against long-term arrangements.

Total new order bookings in the first quarter of 2005 were $117 million compared with $66 million in the first quarter of 2004. Total backlog was $190 million at March 31, 2005 compared with $155 million at March 31, 2004, with the increase attributable to Electricity Metering.

Revenues and Gross Margins

Total Revenues and Gross Margins

The following tables summarize our revenues and gross margin for the three months ended March 31, 2005 and 2004.

	Three Months Ended March 31,
	2005	2004	% Change
	($ in millions)
Revenues
Sales	$104.2	$55.0	89%
Service	12.3	10.6	16

Total revenues	$116.5	$65.6	78%

	Three Months Ended March 31,
	2005	2004
Gross Margin
Sales	43%	46%
Service	49	42
Total gross margin	44%	46%

Revenues

We had a $49.2 million increase in sales revenues for the first quarter of 2005, compared with the first quarter of 2004. The increase resulted from $54.1 million in Electricity Metering sales revenue offset by a decrease in Meter Data Collections sales revenues. Service revenues increased in the first quarter of 2005, primarily due to higher maintenance revenues resulting from a larger software install base.

No customer represented more than 10% of total revenues in the first quarters of 2005 or 2004. Our ten largest customers accounted for approximately 24% of revenues during the first quarter of 2005. During the same period in 2004, our ten largest customers accounted for approximately 40% of revenues.

Gross Margins

As a percentage of revenue, sales gross margin for the first quarter of 2005 decreased three percentage points, compared with the same period in 2004, primarily due to lower average selling prices on electric AMR modules. Service gross margin increased seven percentage points in the first quarter of 2005, compared with the same period in 2004, primarily due to higher maintenance margins resulting from a larger software install base.

Segment Revenues, Gross Margin and Operating Income (Loss)

We have two operating groups (Hardware Solutions and Software Solutions). Our Hardware Solutions operating group is further defined between Meter Data Collection and Electricity Metering. Management has three primary measures for each of the operating groups: revenue, gross profit (margin) and operating income (loss). Revenues for each operating group are reported according to product lines. There are no inter-operating group revenues. Within Hardware Solutions, costs of sales are based on standard costs, which include materials, direct labor, warranty expense and an overhead allocation, as well as variances from standard costs. Software cost of sales include distribution and documentation costs for applications sold, along with other labor and operating costs for custom software development, project management, consulting and systems support. Hardware and software cost of services are based on actual time and materials incurred and an allocation of miscellaneous service related costs. Operating expenses directly associated with each operating group may include sales, marketing, product development or administrative expenses.

Corporate operating expenses, interest revenue, interest expense, equity in the income (loss) of investees accounted for by the equity method, amortization expense and income tax expense (benefit) are not allocated to the operating groups, nor included in the measure of segment profit or loss. Prior to December 31, 2004, sales expenses were reflected in Corporate Unallocated. On January 1, 2005, we implemented a change in our sales organization structure and assigned sales employees to specific segments. Segment operating income (loss) for the quarter ended March 31, 2005, reflects the allocation of sales expenses within each segment. Results for the quarter ended March 31, 2004 have been restated for comparability. Assets and liabilities are not allocated to the operating groups, except for the Electricity Metering operating group, which is individually maintained and reviewed. The allocation of depreciation expense to the operating groups was approximately 60% and 50% at March 31, 2005 and 2004, respectively. We classify sales in the United States and Canada as domestic revenues. International revenues were $8.1 million and $3.8 million for the three months ended March 31, 2005 and 2004, respectively.

Operating Segment Products

Operating Segment	Major Products
Hardware Solutions – Meter Data Collection:	Residential and commercial AMR standalone and OEM (original equipment manufacturer) modules, mobile and network AMR data collection technologies, SmartSynch meter systems, handheld computers for meter data collection or mobile workforce applications and related installation and implementation services.

Hardware Solutions – Electricity Metering:	Residential solid-state and electromechanical electricity meters, AMR enabled meters, commercial and industrial solid-state electricity meters and generation, transmission and distribution meters.

Software Solutions:	Software applications for commercial, industrial and residential meter data collection and management distribution system design and optimization, energy and water management, asset optimization, mobile workforce solutions, and forecasting and related implementation, forecasting and consulting services.

The following tables and discussion highlight significant changes in trends or components of revenues and gross margin for each segment.

	Three Months Ended March 31,
	2005	2004	% Change
	($ in millions)
Segment Revenues
Hardware Solutions:
Meter Data Collection	$49.7	$54.7	-9%
Electricity Metering	54.1	—	100

Total Hardware Solutions	103.8	54.7	90
Software Solutions	12.7	10.9	17

Total Company	$116.5	$65.6	78%

	Three Months Ended March 31,
	2005	2004
Segment Gross Margin
Hardware Solutions:
Meter Data Collection	42%	49%
Electricity Metering	45	—
Total Hardware Solutions	44	49
Software Solutions	45	29
Total Company	44%	46%

	Three Months Ended March 31,
	2005	2004	% Change
	($ in millions)
Segment Operating Income (Loss)
Hardware Solutions:
Meter Data Collection	$16.0	$21.8	-27%
Electricity Metering	19.9	—	100
Other unallocated costs	(6.0)	(3.4)	-76

Total Hardware Solutions	29.9	18.4	63
Software Solutions	(2.6)	(6.9)	62
Corporate unallocated	(21.5)	(12.5)	-72

Total Company	$5.8	$(1.0)	680%

Hardware Solutions — Meter Data Collection.    Meter Data Collection revenues decreased $5.0 million, or 9%, in the first quarter of 2005, compared with the first quarter of 2004, due to lower implementation revenues, hardware revenues and royalties. We shipped approximately 935,000 standalone electric, gas and water AMR modules in the first quarter of 2005, compared with 820,000 in the first quarter of 2004. However, average selling prices for electric AMR modules declined resulting in lower hardware revenues. Average selling prices for electric AMR modules declined as a result of certain electric AMR modules sold at cost during the quarter to another AMR vendor, along with general market pricing pressure from that vendor and other vendors. The sales at cost to this particular AMR vendor were pursuant to a licensing and sales agreement required by the consent decree entered into with the Federal Trade Commission in connection with the acquisition of SEM. The sales portion of the agreement expires later in 2005. In the first quarter of 2005, we shipped approximately 375,000 electricity meters with our AMR technology embedded (that are reflected in Electricity Metering revenues). During the first quarter of 2004, prior to our acquisition of SEM on July 1, 2004, revenues from these shipments were in the form of royalties only that were reflected in Meter Data Collection revenues. There were no customers that represented more than 10% of Meter Data Collection revenues in the first quarter of 2005 and 2004.

Meter Data Collection gross margins declined seven percentage points in the first quarter of 2005 compared with the first quarter of 2004 due to lower average selling prices on electric AMR modules and lower royalties.

Meter Data Collection operating expenses were $5.0 million, or 10% of revenues, for the first quarter of 2005 compared with $5.0 million, or 9% of revenues for the first quarter of 2004.

Hardware Solutions — Electricity Metering.    We acquired our Electricity Metering business as of July 1, 2004. Sales of meters and related services resulted in $54.1 million of revenues for the first quarter of 2005. We shipped approximately 1.1 million meters in the three months ended March 31, 2005, of which approximately 34% were enabled with our AMR technology and another 19% were enabled with other AMR vendors’ technology. There were no customers that represented more than 10% of Electricity Metering revenues in the first quarter of 2005.

Electricity Metering gross margin in the first quarter of 2005 was 45%, compared with 40% in the fourth quarter of 2004. The improved margin compared with the previous quarter results from higher volumes and a different mix of meters. In addition, in the fourth quarter we had $3.0 million of service revenue at a 12% margin, which was related to services we phased out by December 31, 2004.

Operating expenses for Electricity Metering were $4.4 million, or 8% of revenue, for the first quarter of 2005, compared with $10.6 million, or 18% of revenue, for the three months ended December 31, 2004. The fourth quarter included $6.4 million of IPR&D, which was expensed as required. We anticipate operating expenses for Electricity Metering will be slightly lower as a percentage of revenue, compared with Meter Data Collection, due to lower product development and marketing expenses as a result of a more narrowly focused product offering.

Hardware Solution — Other Unallocated Costs.    Operating expenses not directly associated with either the Meter Data Collection or Electricity Metering operations are classified as “Hardware Solutions — Other Unallocated Costs.” These costs increased approximately $2.6 million for the first quarter of 2005, compared with the first quarter of 2004, primarily due to the addition of Electricity Metering. As a percentage of revenue, these operating expenses remained constant at 6% for the first quarter of 2005 and 2004.

Software Solutions.    The increase of $1.8 million, or 17%, in Software Solutions revenues in the first quarter of 2005, compared with the first quarter of 2004, was due to additional software licenses, higher professional services and maintenance fees related to new software products. There were no customers that represented more than 10% of Software Solutions revenues for the three months ended March 31, 2005 and 2004.

Software Solutions gross margin increased in the first quarter of 2005, compared with 2004, primarily due to better utilization of professional service personnel as a result of workforce reductions in 2004 and higher maintenance revenue due to a larger software install base.

Gross margin dollars for Software Solutions are not yet sufficient to cover current operating expenses, which include a significant investment in product development. However, workforce and facility reductions during 2004 have contributed to lower operating losses in 2005. Software Solutions operating expenses decreased $1.7 million in the first quarter of 2005, compared with the first quarter of 2004 and decreased as a percentage of revenue from 93% to 66% for the same period.

Corporate Unallocated.    Operating expenses not directly associated with an operating group are classified as “Corporate unallocated.” These expenses increased $9.0 million in the first quarter of 2005, compared with the same period in 2004, primarily due to $7.7 million of increased intangible asset amortization expenses, most of which were attributable to the SEM acquisition. In addition, the SEM acquisition resulted in increased other operating expenses, which were partially offset by a decrease in restructuring charges. Restructuring activities were largely completed as of December 31, 2004.

Backlog of Orders

Meter Data Collection and Software Solutions project sales involve annual or multi-year contracts and are subject to rescheduling and cancellation by customers due to the long-term nature of the contracts. Routine sales include follow-on or add-on orders with existing customers and initial orders with new customers. Electricity Metering typically has long-term non-binding commitments with customers that are fulfilled as purchase orders are released against those commitments. Purchase orders are subject to changes in volumes or time periods.

For Meter Data Collection and Software Solutions, bookings for a reported period represent contracts and purchase orders signed during a specified period, except for those related to annual maintenance. Bookings for Electricity Metering represent purchase orders received during the period. Annual maintenance contracts are not included in bookings or backlog.

Total backlog represents undelivered contractual and purchase orders, excluding annual maintenance services. Twelve-month backlog represents the portion of total backlog that we estimate will be earned over the next twelve months. Backlog is not a complete measure of our future business as an increasing portion of our business is book-and-ship, and as bookings and backlog can fluctuate significantly due to the timing of large project awards.

Information on bookings and backlog is summarized by quarter as follows:

Quarter Ended	Total Bookings	Total Backlog	12-Month Backlog
	($ in millions)
March 31, 2005	$117	$190	$116
December 31, 2004	128	179	97
September 30, 2004	98	177	104
June 30, 2004	66	153	76
March 31, 2004	66	155	79
December 31, 2003	45	145	62
September 30, 2003	67	169	69
June 30, 2003	41	173	79

Note that beginning total backlog, plus bookings, less sales revenues will not always equal ending total backlog due to miscellaneous contract adjustments and other factors.

Operating Expenses

We have made reclassifications between historical sales and marketing, product development and general and administrative expenses in order to conform to the current organizational structure and current period presentation. The following table details our total operating expenses in dollars and as a percent of revenues.

	Three Months Ended March 31,
	2005	% of Revenue	2004	% of Revenue
	($ in millions)
Operating Expenses
Sales and marketing	$13.2	11%	$9.7	15%
Product development	11.9	10	10.2	16
General and administrative	10.0	9	6.6	10
Amortization of intangibles	9.7	8	2.0	3
Restructurings	0.4	—	2.4	4

Total operating expenses	$45.2	39%	$30.9	47%

Operating expenses increased during the first quarter of 2005 compared with the same period in 2004, primarily due to our acquisition of SEM on July 1, 2004.

Sales and marketing expenses increased $3.5 million, or 36%, in the first quarter of 2005 as a result of additional sales and marketing staff and product marketing activities primarily related to the SEM acquisition. As a percentage of revenues, sales and marketing decreased four percentage points in the first quarter of 2005 due to a more narrowly focused product offering for Electricity Metering, compared with Meter Data Collection and Software Solutions.

Product development expenses increased $1.7 million, or 17%, in the first quarter of 2005 due primarily to the SEM acquisition. As a percentage of revenues, product development decreased six percentage points in the first quarter of 2005 compared with the same period in 2004, due to Electricity Metering’s more narrowly focused product offering.

General and administrative expenses increased $3.4 million, or 52%, in the first quarter of 2005, compared with the same period in 2004, primarily due to the SEM acquisition, as well as increases in professional services for Sarbanes-Oxley compliance, increased audit and tax fees, the write-off of internal software no longer in use and an increase in headcount for general and administrative functions.

Amortization of intangible assets increased as a result of the addition of $167.1 million in amortizable intangible assets from the SEM acquisition on July 1, 2004.

Restructuring expenses were $390,000 in the first quarter of 2005, compared with $2.4 million in the first quarter of 2004. During 2004, we implemented a new internal organizational structure, which resulted in several actions to reduce spending and eliminate certain unprofitable activities. Restructuring expenses in the first quarter of 2005 are associated with additional costs for those activities.

In-Process Research and Development Expenses

In 2004, as a result of the SEM acquisition, we recorded an IPR&D charge as follows:

	Year of Acquisition	IPR&D	Estimated Cost to Complete Technology	Discount Rate Applied to IPR&D	Weighted Average Cost of Capital
	($ in millions)
Schlumberger’s electricity metering business	2004	$6.4	$1.2	18%	14%

Our July 1, 2004 our acquisition of SEM resulted in $6.4 million of IPR&D expense, which we recognized in the fourth quarter of 2004. The IPR&D consisted primarily of next generation technology, valued at $5.7 million. At March 31, 2005, we believe we are progressing with the development as estimated, except for extending the completion date due to an internal shift in resources. We have estimated the research and development to be approximately 65% complete, with a cost to complete the development of approximately $900,000 over the next 12 to 15 months. We have a high degree of confidence that we will be able to complete the development of these in-process development projects as we believe we have no major technological hurdles and no significant resource constraints. In addition, the development of these projects is not dependent on a single individual. However, if the projects are not completed in a reasonable time frame, we may face increasing competition from competitors that are able to respond more quickly to new or emerging technologies and changes in customer requirements.

Other Income (Expense)

The following table shows the components of other income (expense).

	Three Months Ended March 31,
	2005	2004
	($ in thousands)
Interest income	$4	$17
Interest expense	(4,567)	(754)
Other income (expense), net	101	266

Total other income (expense)	$(4,462)	$(471)

The increase in interest expense in the first quarter of 2005, compared with the first quarter of 2004, is primarily due to interest and the amortization of prepaid debt fees related to the debt we issued in May and July of 2004 to fund the acquisition of SEM.

Income Taxes

We currently estimate our 2005 annual effective income tax rate will be approximately 39.8%. Our effective income tax rate differs from the federal statutory rate of 35.0% and can vary from period to period due to fluctuations in operating results, new or revised tax legislation, changes in the level of business performed in domestic and international jurisdictions, research credits, expiration of research credits and loss carryforwards, IPR&D charges, state income taxes and extraterritorial income exclusion tax benefits. Our effective income tax rates were 37.7% and 51.1% for the three months ended March 31, 2005 and 2004, respectively. The first quarter 2004 rate was higher than the annual effective income tax rate as a result of changes in estimated taxes due in future periods, partially offset by tax credit adjustments in the quarter.

Financial Condition

Cash Flow Information

	Three Months Ended March 31,
	2005	2004
	($ in millions)
Operating activities	$24.9	$14.0
Investing activities	(2.8)	(6.9)
Financing activities	(18.1)	(8.1)

Increase (decrease) in cash and cash equivalents	$4.0	$(1.0)

Operating Activities.    The largest component of non-cash operating items in the first quarter of 2005 was depreciation and amortization expenses of approximately $13.0 million. By comparison, depreciation and amortization was approximately $4.4 million in the first quarter of 2004.

Changes in operating assets and liabilities, net of acquisitions, provided $11.0 million in cash during the three months ended March 31, 2005. High cash collections on the $90.1 million of accounts receivable at December 31, 2004 provided $16.2 million of cash during the quarter. Partially offsetting the accounts receivable collections were decreases in accounts payable and accrued expenses and unearned revenue. Accounts payable and accrued expenses decreased during the first quarter of 2005 due to the timing of payments. Unearned revenue decreased during the first quarter of 2005 due to the recognition of quarterly revenue related to annual billings for support services.

Changes in operating assets and liabilities, net of acquisitions, provided $11.2 million in cash during the three months ended March 31, 2004. Collections against the $70.8 million in accounts receivable at December 31, 2003 provided $23.4 million in cash during the quarter. Offsetting the decrease in accounts receivable was an increase in inventories and decreases in accounts payable and accrued expenses and in warranty. Inventory balances increased as we used available capacity to build inventory for an expected increase in demand in the second half of 2004. Accounts payable and accrued expenses decreased due to the timing of trade payable payments and the reduction of a forward loss accrual for an installation contract as services were provided during the quarter. At the end of 2003, the current portion of warranty included a special warranty reserve for a specific type of electric AMR module product failure. During the first quarter of 2004, we incurred $2.8 million in costs to replace the affected product, which was charged against the warranty accrual.

Investing Activities.    We used $1.7 million in cash for property, plant and equipment purchases during the first quarter of 2005, compared with $4.3 million during the first quarter of 2004. The purchases of property, plant and equipment in the first quarter of 2004 included the expansion of our manufacturing facility in Waseca, Minnesota, and software purchases for internal use. We used $1.6 million for SEM pre-acquisition costs during the three months ended March 31, 2004, with no comparable activity during the same period in 2005. We made cash payments during the first quarter of 2004 totaling $1.2 million to Regional Economic Research, Inc. (RER), shareholders as the earnout revenue targets for RER were exceeded in 2003.

Financing Activities.    We made $20.0 million of optional repayments and $463,000 in minimum mandatory repayments on our term loan debt during the first quarter of 2005, compared with $4.3 million in repayments on debt during the first quarter of 2004. We had net payments of $5.0 million on our revolving line of credit in the first quarter of 2004 compared with no net borrowings or payments in the first quarter of 2005. We received $2.6 million from employee stock purchase plan purchases and stock option exercises during the three months ended March 31, 2005, compared with $1.4 million during the same period in 2004.

We had no off-balance sheet financing agreements at March 31, 2005 and December 31, 2004, except for operating lease commitments.

Fiscal Years Ended December 31, 2004 and 2003

On July 1, 2004, we completed the acquisition of SEM, which is now our Hardware Solutions – Electricity Metering segment. As a result of the acquisition, we are now the largest supplier of electricity meters in the United States. The purchase price was approximately $248 million, which we financed with the issuance of debt. For the six month period ended December 31, 2004, the acquisition resulted in a significant increase in our revenues and changed many other aspects of our results of operations, financial condition and cash flows, which are described in detail in each applicable area within the discussion that follows.

Total revenues in 2004 were $399.2 million compared with $317.0 million in 2003. Hardware Solutions — Electricity Metering contributed $112.6 million of the $399.2 million in total revenues in 2004. Since the acquisition of our Electricity Metering business, a higher portion of our electric AMR shipments have been in the form of solid-state electricity meters with AMR embedded (which are included in Electricity Metering revenues) as opposed to separate modules for installation on new or existing mechanical electric meters (which are included in Meter Data Collection revenues). Prior to the acquisition of our Electricity Metering business, revenues from shipments of new meters with AMR embedded were in the form of royalties only. This represents a fundamental change in the way we distribute our products and is an important transition to understand when comparing segment performance from period to period.

Our Meter Data Collection and Software Solutions businesses are primarily project based sales, and as a result, our historical financial results have varied from period to period, primarily as a result of the timing of large orders. We believe this variability will be partially offset by our new Electricity Metering business, which predominately consists of shorter-term purchase orders against long-term arrangements.

Total new order bookings in 2004 were $358 million. Of that, $107 million was from Electricity Metering (and includes electricity meters sold with AMR). By comparison, new order bookings were $213 million in 2003. Our book to bill ratio for 2004 was approximately 1 to 1, compared with approximately 0.8 to 1 in 2003, indicating increasing demand compared to shipments. Total Company backlog was $179 million at December 31, 2004, compared with $145 million at December 31, 2003, with the increase attributable to Electricity Metering.

During 2004, we implemented a new organizational structure, reconfigured around two primary operations groups, Hardware Solutions and Software Solutions. In addition, throughout 2004, we made other adjustments, including staffing reductions to provide for increased alignment between our current operating performance and our long-term business strategy.

Revenues and Gross Margins

Total Revenues and Gross Margins

The following tables summarize our revenues and gross margin for each of the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,
	2004	2003	% Change	2002	% Change
	($ in millions)
Revenues
Sales	$346.5	$273.8	27%	$241.1	14%
Service	52.7	43.2	22	43.7	-1

Total revenues	$399.2	$317.0	26%	$284.8	11%

	Year Ended December 31,
	2004	2003	2002
Gross Margin
Sales	43%	45%	47%
Service	42	48	42
Total gross margin	43%	45%	46%

Revenues

We had a $72.7 million increase in sales revenues for 2004. The increase resulted from $105.2 million in Electricity Metering sales revenue offset by decreases in Meter Data Collection and Software Solutions sales revenues of $28.8 million and $3.6 million, respectively. Service revenues also increased in 2004, compared with 2003, due to the addition of $7.4 million in Electricity Metering services revenues, as well as an increase in Software Solutions maintenance fees and services.

Approximately half of the 11% growth in revenues from 2002 to 2003 was driven by two acquisitions in the fourth quarter of 2002 and one acquisition in the first quarter of 2003. The remaining revenue growth in 2003 over 2002 was driven by higher AMR hardware revenues and royalty income, offset by lower revenues from installations related to meter reading systems.

No customer represented more than 10% of total revenues in 2004 or 2003. One group of affiliated customers, National Grid USA, accounted for approximately 12% of total revenues in 2002. The top ten customers for 2004 accounted for approximately 30% of revenues compared with approximately 35% and 40% of revenues in 2003 and 2002, respectively.

Gross Margins

As a percentage of revenue, sales gross margin for 2004 decreased two percentage points, compared with 2003, primarily due to lower margins in our Meter Data Collection business and the addition of our Electricity Metering business on July 1, 2004, which had slightly lower gross margin than the rest of our business. Service gross margins decreased in 2004, as a result of the addition of our Electricity Metering business, offset by increased service margins in Meter Data Collections.

Sales gross margin for 2003 decreased two percentage points, compared with 2002, primarily due to an increase in warranty expense in 2003 for a specific hardware product failure. Service gross margin increased six percentage points in 2003, compared with 2002, primarily due to a one-time increase in costs associated with a long-term service contract in 2002.

Segment Revenues, Gross Margin and Operating Income (Loss)

In 2004, we implemented an organizational change that resulted in a change in our segment reporting from five market facing business units (Electric, Natural Gas, Water & Public Power, International and End User Solutions) to two operating groups (Hardware Solutions and Software Solutions). Our Hardware Solutions operating group is further defined between Meter Data Collection and Electricity Metering. The segment information in this prospectus supplement is based on our current segment reporting structure and historical segment information has been restated.

Management has three primary measures for each of the operating groups: revenue, gross profit (margin) and operating income (loss). Revenues for each operating group are reported according to product lines. There are no inter-operating group revenues. Within Hardware Solutions, costs of sales are based on standard costs, which include materials, direct labor, warranty expense and an overhead allocation, as well as variances from standard costs. Software cost of sales include distribution and documentation costs for applications sold, along with other labor and operating costs for custom software development, project management, consulting and systems support. Hardware and software cost of services are based on actual time and materials incurred and an allocation of miscellaneous service related costs. Operating expenses directly associated with each operating group may include sales, marketing, product development or administrative expenses.

Corporate operating expenses, interest revenue, interest expense, equity in the income (loss) of investees accounted for by the equity method, amortization expense and income tax expense (benefit) are not allocated to the operating groups, nor included in the measure of segment profit or loss. Prior to December 31, 2004, sales expenses were reflected in Corporate Unallocated. On January 1, 2005, we implemented a change in our sales organization structure and assigned sales employees to specific segments. Segment operating income (loss) for the years ended December 31, 2002 through 2004 reflects organizational structure that was in place as of December 31, 2004 and have not been restated to reflect the new organization. Assets and liabilities are not allocated to the operating groups, except for the new Hardware Solutions — Electricity Metering operating group, which is individually maintained and reviewed. Approximately 50% of depreciation expense is allocated to the operating groups. We classify sales in the United States and Canada as domestic revenues. International revenues were $25.9 million, $14.4 million and $13.6 million for the years ended December 31, 2004, 2003 and 2002.

Operating Segment Products

Operating Segment	Major Products
Hardware Solutions —Meter Data Collection:	Residential and commercial AMR standalone and OEM (original equipment manufacturer) modules, mobile and network AMR data collection technologies, SmartSynch meter systems, handheld computers for meter data collection or mobile workforce applications and related installation and implementation services.

Hardware Solutions — Electricity Metering:	Residential solid-state and electromechanical electricity meters, AMR enabled meters, C&I solid-state electricity meters and generation, transmission and distribution meters.

Software Solutions:	Software applications for commercial, industrial and residential meter data collection and management distribution system design and optimization, energy and water management, asset optimization, mobile workforce solutions, and forecasting and related implementation, forecasting and consulting services.

The following tables and discussion highlight significant changes in trends or components of revenues and gross margin for each segment.

	Year Ended December 31,
	2004	2003	% Change	2002	% Change
	($ in millions)
Segment Revenues
Hardware Solutions
Meter Data Collection	$238.6	$267.0	–11%	$246.9	8%
Electricity Metering	112.6	—	100	—	—

Total Hardware Solutions	351.2	267.0	32	246.9	8
Software Solutions	48.0	50.0	–4	37.9	32

Total Company	$399.2	$317.0	26%	$284.8	11%

	Year Ended December 31,
	2004	2003	2002
Segment Gross Margin
Hardware Solutions
Meter Data Collection	45%	48%	49%
Electricity Metering	40	—	—
Total Hardware Solutions	44	48	49
Software Solutions	37	30	32
Total Company	43%	45%	46%

	Year Ended December 31,
	2004	2003	% Change	2002	% Change
	($ in millions)
Segment Operating Income (Loss)
Hardware Solutions
Meter Data Collection	$88.0	$105.6	–17%	$98.3	7%
Electricity Metering	30.0	—	100	—	—
Other unallocated costs	(0.9)	(0.3)	–200	(0.2)	–50

Total Hardware Solutions	117.1	105.3	11	98.1	7
Software Solutions	(14.2)	(21.0)	32	(19.7)	–7
Corporate unallocated	(98.9)	(62.6)	–58	(60.3)	–4

Total Company	$4.0	$21.7	–82%	$18.1	20%

Hardware Solutions — Meter Data Collection.    Meter Data Collection revenues decreased $28.4 million, or 11%, for 2004, compared with 2003, primarily as a result of lower standalone AMR module shipments for electric and gas meters and fewer handheld meter reading system upgrades. We shipped approximately 3.9 million standalone electric, gas and water AMR modules in 2004, compared with 4.3 million shipped in 2003. However, in the six month period ended December 31, 2004, we also shipped just under 700,000 electricity meters with our AMR technology embedded (that are reflected in Electricity Metering revenues). Prior to our acquisition of SEM on July 1, 2004, revenues from these shipments were in the form of royalties only and were reflected in Meter Data Collection revenues. Also contributing to lower Meter Data Collection revenues in 2004 was slow order activity in late 2003 and the first nine months of 2004 from large investor-owned utilities resulting from financial constraints at utilities and a general reluctance on their part to spend capital. Despite the lower revenues in 2004, market interest and request for proposal (RFP) activity remained strong and in the last quarter of 2004, we had our highest quarter of new order bookings in this segment since the third quarter of 2002.

Meter Data Collection revenues in 2003 increased $20.1 million, or 8%, compared with 2002, primarily as a result of increased AMR system sales. However, AMR revenues grew more slowly in 2003 compared with the previous two years as several large AMR orders were completed and not replaced by new bookings of similar size orders. In particular, in 2003 several large investor-owned electric utilities and electric and gas combination utilities delayed orders due to several instances of extreme weather, a major blackout in the Northeastern U.S. and other utility specific delays in capital spending. We shipped approximately 4.3 million standalone AMR modules in 2003 compared with approximately 3.7 million in 2002. Sales of handheld computer systems were slightly higher in 2003, while maintenance services were lower due to initial warranty periods for new handheld system sales.

There were no customers that represented more than 10% of Meter Data Collection revenues in 2004 and 2003. One group of affiliated customers, National Grid USA, represented approximately 13% of Meter Data Collection revenues and approximately 12% of total Company revenues in 2002.

Meter Data Collection gross margins declined three percentage points in 2004 compared with 2003 due to fewer handheld unit sales and lower margins on those sales, a shift in the mix of hardware products, including the mix of AMR modules, lower average selling prices on electric AMR modules and the decrease in royalty revenues. Also contributing to lower margins in 2004 were increased sales through indirect channels. Revenues through indirect sales channels, which include sales through meter manufacturers, business associates and other alliance partners, were 32% of total Meter Data Collection revenues in 2004, compared with 27% in 2003. Offsetting these gross margin decreases were better margins on installation contracts and reduced warranty expense in 2004. In 2004, approximately $2.6 million was expensed for a specific electric AMR module replacement compared with $12.3 million for this situation in 2003.

Meter Data Collection gross margins in 2003 were comparable with 2002. Favorable changes in the mix of AMR modules, a higher amount of handheld unit sales and an increase in royalty revenues of approximately $4.8 million, primarily from SEM, contributed to higher gross margin in 2003. Offsetting these gross margin increases was warranty expense related to specific electric AMR module replacements. In addition, higher than normal installation costs on an AMR contract with one customer affected 2003 gross margin. In the fourth quarter of 2003, we had $2.2 million in costs for this contract that were in excess of revenues, approximately $1.0 million of which was a forward loss accrual for completion of the project in 2004. Also affecting 2003 gross margin was a decrease in the average selling prices of electric meter modules for certain large orders.

Meter Data Collection operating expenses decreased $2.5 million in 2004, compared with 2003, primarily due to spending reductions in marketing and product development, offset slightly by increases in sales expense. Operating expenses increased $940,000 in 2003, compared with 2002, primarily due to product development increases. However, as a percentage of revenue, operating expenses remained constant at 9% for 2004, 2003 and 2002.

Hardware Solutions — Electricity Metering.    We acquired our Electricity Metering business as of July 1, 2004. Sales of meters and related services resulted in $105.5 million of revenues for the six months ended December 31, 2004. We shipped approximately 1.9 million meters in the six months ended December 31, 2004, of which approximately 35% were enabled with our AMR technology and another 20% were enabled with other AMR vendors’ technology. In addition to meter sales, we had $7.1 million of revenues during the six months ended

December 31, 2004 from manufacturing support services to a former affiliate of Schlumberger, which services we phased out by December 31, 2004. The former affiliate of Schlumberger represented $13.4 million, or 12%, of segment revenues for the six months ended December 31, 2004, of which $7.1 million are the services we phased out by December 31, 2004.

Electricity Metering gross margin for the six months ended December 31, 2004 was 40%. Margins on meter sales and related services were approximately 43% during the six months ended December 31, 2004, while margins on the former affiliate manufacturing support services were approximately 7%. Electricity Metering gross margins would have been approximately two percentage points higher in 2004, however, purchase accounting rules under accounting principles generally accepted in the United States of America (GAAP) required that we value the finished goods inventory at the date of acquisition at the expected sales price less cost to complete and a reasonable profit allowance for the selling effort.

Operating expenses for Electricity Metering were $14.5 million for the six months ended December 31, 2004, of which $6.4 million represented IPR&D, which was expensed in accordance with GAAP. We anticipate operating expenses for Electricity Metering will be lower as a percentage of revenue, compared with Meter Data Collection, due to lower product development and marketing expenses as a result of a more narrowly focused product offering.

Hardware Solutions — Other unallocated costs.    General and administrative expenses not directly associated with either the Meter Data Collection or Electricity Metering operations are classified as “Hardware Solutions other unallocated costs.” These operating expenses increased approximately $600,000 for 2004, compared with 2003, primarily due to the increased operating expenses with the addition of Electricity Metering.

Software Solutions.    The decrease of $2.0 million, or 4%, in Software Solutions revenues in 2004, compared with 2003, resulted from lower software license fees for transmission and distribution design tools and reduced handheld software upgrades, offset by increases in commercial and industrial meter data collection software license upgrade sales and maintenance revenues. Revenues in 2003 increased $12.1 million, or 32%, compared with 2002 as a result of one acquisition in the fourth quarter of 2002 and one acquisition in the first quarter of 2003.

There were no customers that represented more than 10% of Software Solutions revenues in 2004 and 2003. One customer in 2002 represented 10% of total Software Solutions revenues.

Gross margins increased in 2004, compared with 2003, primarily as a result of increased productivity levels due to lower software implementation costs as a result of workforce reductions in 2004, along with higher maintenance revenue due to a larger software install base. Gross margins in 2003 were comparable with 2002, due to increases in software maintenance revenue, offset by decreased internal workforce utilization rates. Software licenses were approximately 20% of total software revenue in 2004, compared with 25% and 27% in 2003 and 2002, respectively.

Gross margin dollars for Software Solutions are not yet sufficient to cover current operating expenses, which include a significant investment in product development. However, workforce and facility reductions during 2003 and 2004 have contributed to lower operating losses in 2004. Software Solutions operating expenses decreased $4.0 million in 2004, compared with 2003 and decreased as a percentage of revenue from 72% to 67%. Operating expenses as a percentage of revenue decreased from 84% in 2002 to 72% in 2003.

Corporate Unallocated.    Operating expenses not directly associated with an operating group are classified as “Corporate unallocated.” These expenses increased $36.3 million in 2004, compared with 2003, primarily due to an $18.3 million increase in intangible asset amortization expenses, most of which was attributable to the SEM acquisition, a $7.0 million increase in restructuring charges and other increased operating expenses associated with the SEM acquisition, as well as an increase in outside professional services. Expenses increased in 2003, compared with 2002, primarily due to costs associated with the two acquisitions in 2002 and the acquisition in early 2003. Partially offsetting the increases in 2003 was $7.4 million in expense in 2002 for the settlement of a patent infringement litigation.

Operating Expenses

We have made reclassifications between historical sales and marketing, product development and general and administrative expenses in order to conform to the current organizational structure and current period presentation. The following table details our total operating expenses in dollars and as a percent of revenues.

	Year Ended December 31,
	2004	% of Revenue	2003	% of Revenue	2002	% of Revenue
	($ in millions)
Operating Expenses
Sales and marketing	$45.3	11%	$41.0	13%	$33.8	12%
Product development	44.3	11	41.5	13	36.4	13
General and administrative	35.5	9	26.1	8	23.9	8
Amortization of intangibles	27.9	7	9.6	3	2.3	1
Restructurings	7.3	2	2.2	1	3.1	1
In-process research and development	6.4	2	0.9	—	7.2	3
Litigation accrual	—	—	0.5	—	7.4	3

Total operating expenses	$166.7	42%	$121.8	38%	$114.1	40%

Operating expenses increased each of the past three years primarily due to one acquisition in 2004, one acquisition in 2003 and three acquisitions in 2002.

Sales and marketing expenses increased $4.3 million, or 10%, in 2004 and $7.2 million, or 21%, in 2003 as a result of additional sales and marketing staff and product marketing activities primarily related to new products and services from acquisitions, partially offset by staffing reductions throughout 2004. As a percentage of revenues, sales and marketing decreased two percentage points in 2004 due to a more narrowly focused product offering for Electricity Metering, compared with Meter Data Collection and Software Solutions. There was no bonus and profit sharing expense in sales and marketing in 2004 or 2003, compared with $1.4 million in 2002.

Product development expenses increased $2.8 million, or 7%, in 2004 and $5.1 million, or 14%, in 2003 due primarily to increased staffing and other development expenses related to acquisitions. The increase in 2004 was partially offset by reductions in materials spending and staff reductions related to the discontinuance of development and sales of transmission and substation design tools. There was no bonus and profit sharing expense in product development in 2004 or 2003, compared with $1.5 million in 2002. As a percentage of revenues, product development decreased two percentage points from 2003 to 2004, due to Electricity Metering’s more narrowly focused product offering.

General and administrative expenses increased $9.4 million, or 36%, in 2004 and $2.2 million, or 9%, in 2003, primarily due to the acquisition of Electricity Metering, as well as increases in professional services for Sarbanes-Oxley compliance, planning for the SEM integration, increased audit and tax fees, the write-off of internal software no longer in use and an increase in headcount for general and administrative functions. Approximately half of the expense increases in 2002 and 2003 resulted from acquisitions with additional increases related to consulting costs for Sarbanes-Oxley compliance and legal costs associated with a patent litigation. We accrued approximately $500,000 in discretionary incentive compensation in 2004, compared with no bonus and profit sharing expense in 2003 and $2.7 million in 2002.

Amortization of intangibles increased as a result of the addition of $167.1 million, $14.3 million and $16.2 million in amortizable intangible assets from acquisitions completed in 2004, 2003 and 2002, respectively. We completed our annual goodwill impairment tests in the fourth quarters of 2004, 2003 and 2002, and concluded in all cases that goodwill was not impaired.

Restructuring expenses were $7.3 million in 2004. We implemented a new internal organizational structure and assessed market conditions for certain parts of our business, which resulted in several actions to reduce spending and eliminate certain unprofitable activities. We believe these restructurings will provide increased alignment between our current operating performance and our long-term business strategy. In total, in 2004, we reduced our staffing by approximately 260 employees.

In 2003, we initiated a restructuring of our Energy Information Systems group located in Raleigh, North Carolina, which included a workforce reduction of approximately 40 employees and recognized a charge of approximately $2.0 million related to severance during 2003. In 2002, we expensed $3.1 million for planned costs related to the restructuring of our European operations. The restructuring plan resulted in the closure of the Vienne, France office, a reduction in workforce, the consolidation of product development efforts into existing Company locations and the outsourcing of select production efforts in order to improve the overall profitability of our foreign operations. Continuation of this activity in 2003 resulted in an additional $259,000 of restructuring charges in 2003 from the write-down of fixed assets and lease termination charges.

In-Process Research and Development Expenses

As part of our acquisitions in 2004, 2003 and 2002, we recorded charges for IPR&D as follows:

	Year of Acquisition	IPR&D	Estimated Cost to Complete Technology	Discount Rate Applied to IPR&D	Weighted Average Cost of Capital
	($ in millions)
Schlumberger’s electricity metering business	2004	$6.4	$1.2	18%	14%
Silicon Energy Corp.	2003	0.9	1.2	29	19
LineSoft Corporation	2002	7.2	3.3	25	20

Our July 1, 2004 our acquisition of SEM resulted in $6.4 million of IPR&D expense, consisting primarily of next generation polyphase meter technology, valued at $5.7 million. The IPR&D projects were analyzed according to exclusivity, substance, economic benefit, incompleteness, measurability and alternative future use. The primary projects are intended to make key enhancements and improve functionality of our polyphase meter. We have estimated the research and development to be approximately 50% complete, with a cost to complete the development of approximately $1.2 million over the next twelve months. We used the income approach, which uses the present value of the projected cash flows that are expected to be generated, to value the IPR&D. The risk adjusted discount rate was 18 percent, which was based on several factors such as the industry composite of weighted average cost of capital, weighted average return on assets, internal rate of return and perceived risk of the projects. We have a high degree of confidence that we will be able to complete the development of these in-process development projects as we believe we have no major technological hurdles and no significant resource constraints. In addition, the development of these projects is not dependent on a single individual. However, if the projects are not completed on a timely basis, we may face increasing competition from competitors that are able to respond more quickly to new or emerging technologies and changes in customer requirements. At December 31, 2004, we believe we are progressing with the development of these projects as estimated, with no significant changes.

At March 4, 2003, Silicon was in the process of developing new software products that had not yet reached technological feasibility. The fair value of the IPR&D was estimated using the income approach. The discount rate applicable to the cash flows of the products reflects the stage of completion and other risks inherent in the projects. The discount rate used in the valuation of Silicon’s IPR&D was 29 percent. The fair value of IPR&D was estimated to be $900,000 with an estimated cost to complete of approximately $1.2 million. The in-process technology was substantially complete in 2003.

Our acquisition of LineSoft in 2002 resulted in a fair value of $7.2 million attributed to IPR&D, determined using the income approach. Each project was analyzed to determine the technological innovations included, the utilization of core technology, the complexity, cost and time to complete development, any alternative future use or current technological feasibility and the stage of completion. Future cash flows were estimated taking into account the expected life cycles of the product and the underlying technology, relevant market sizes and industry trends. A discount rate was determined based on an assessment of the weighted average cost of capital of LineSoft, a weighted average return on assets, the internal rate of return of the investment in the acquisition of LineSoft and venture capital rates of return. The discount rate used in the valuation of LineSoft’s IPR&D was 25 percent. The LineSoft purchased in-process technology was completed in the current year.

Other Income (Expense)

The following table shows the components of other income (expense).

	Year Ended December 31,
	2004	2003	2002
	($ in thousands)
Equity in affiliates	$—	$79	$126
Interest income	166	159	1,187
Interest expense	(13,145)	(2,638)	(2,061)
Other income (expense), net	(389)	(1,395)	1,465

Total other income (expense)	$(13,368)	$(3,795)	$717

Included in equity in affiliates is income of $79,000 and $97,000 in 2003 and 2002, respectively, related to our 30% equity interest in Servatron, Inc. (Servatron), a company that performs contract manufacturing and repair services for us. Servatron had minimal net income for 2004.

Interest income in 2004 was primarily the result of interest earned on our $125 million in Senior Subordinated Notes while they were held in escrow from their issuance on May 10, 2004 until their use to purchase SEM on July 1, 2004. We maintained minimal operating cash in 2004 due to optional prepayments on debt, and therefore, minimal interest income from operating cash balances. The majority of interest income in 2003 and 2002 consisted of interest earned from operating cash balances. Our average operating cash balances were $15.9 million and $37.0 in 2003 and 2002, respectively.

The increase in interest expense during 2004, compared with 2003, is primarily due to interest and the amortization of prepaid debt fees related to the debt we issued in May and July to fund the acquisition of SEM. This debt consisted of $125 million in Senior Subordinated Notes that bear interest at 7.75% and our senior secured credit facility term loan of $185 million, which bears interest based on the London InterBank Offering Rate (LIBOR) plus 2.0% to 2.25% or the Wells Fargo Bank, National Association’s prime rate (Prime) plus 1.0% to 1.25%, based on our consolidated leverage ratio (4.79% at December 31, 2004). Cash interest obligations for 2004 were approximately $11.2 million, compared with $1.9 million in 2003. The remaining amount of interest expense in each period is related to amortization of debt fees and discount.

Interest expense in 2003 resulted primarily from interest expense and amortization of prepaid debt fees on the term loan and credit line entered into in March 2003 for the Silicon acquisition. Interest expense in 2002 resulted primarily from subordinated debt, which we converted to equity in April and May 2002. The weighted average of outstanding borrowings was $193.4 million in 2004, compared with $43.8 million in 2003 and $24.5 million in 2002.

Other expense of $389,000 in 2004 consisted primarily of a $775,000 impairment charge in the second quarter of 2004 to the remaining loan balance and accrued interest on the Home EcoSystems, Inc., dba Lanthorn Technologies, Inc. (Lanthorn) loans, as Lanthorn substantially ceased operations in May 2004, partially offset by foreign currency gains. Other expense of $1.4 million in 2003 was primarily due to a $1.7 million impairment charge related to Lanthorn due to the estimated fair market value of the company as indicated by Lanthorn’s last round of financing, and a $500,000 write-off of our minority ownership interest in another entity. The 2003 expenses were partially offset by foreign currency gains and certain tax credits. Included in 2002 other income was an $841,000 pretax gain from the sale of our Raleigh, NC facility and a $200,000 pretax gain from the early payoff of the mortgage on our Spokane facility.

Income Taxes

Our effective income tax rate can vary from period to period due to fluctuations in operating results, changes in valuation allowances for deferred tax assets (which adjust tax assets to an amount that will likely be realized), new or revised tax legislation and changes in the level of business performed in domestic and international jurisdictions. Our effective income tax rate can differ from the federal statutory rate of 35.0% due to IPR&D charges, state income taxes, extraterritorial income exclusion tax benefits, research credits and changes in valuation allowances. Our annual effective income tax rate was 44.1%, 41.5% and 54.0% for fiscal years 2004, 2003 and 2002, respectively. In 2004, our effective income tax rate was higher than the statutory rate because the net tax benefit recorded in the financial statements was increased by the benefit of approximately $600,000 in research credits. The 2003 and 2002 rates exceeded the statutory rate because the $900,000 and $7.2 million IPR&D expenses in the respective years were not tax deductible.

The tax treatment of IPR&D expenses depends on the type of acquisition. The acquisition of SEM was treated as an asset purchase for tax purposes; accordingly, the IPR&D expense will be deducted for tax purposes over 15 years. The Company acquired the stock of Silicon and LineSoft so the IPR&D expenses were not tax deductible. The IPR&D charges for fiscal year 2004 did not affect the effective rate as they will be deductible for tax in future years.

Financial Condition

Cash Flow Information

	Year Ended December 31,
	2004	2003	2002
	($ in millions)
Operating activities	$53.1	$10.3	$49.2
Investing activities	(267.1)	(85.2)	(23.3)
Financing activities	219.4	48.6	(13.9)

Increase (decrease) in cash and cash equivalents	$5.4	$(26.3)	$12.0

Operating Activities.    The largest component of non-cash items in 2004 was depreciation and amortization expenses of approximately $38.8 million. By comparison, depreciation and amortization was approximately $19.0 million and $10.2 million in 2003 and 2002, respectively. Another major component of non-cash items in 2004, 2003 and 2002 was IPR&D charges of $6.4 million, $900,000 and $7.2 million, respectively. Stock option income tax benefits provided non-cash inflows of $2.6 million, $1.2 million and $5.1 million during 2004, 2003 and 2002, respectively. Partially off-setting the non-cash inflows during 2004, was an increase in deferred income tax assets of approximately $6.6 million. By comparison, in 2003 and 2002, there were decreases in deferred income tax assets of approximately $5.3 million and $4.7 million, respectively. The increase in deferred income tax assets during 2004 was due to differences in tax versus book intangible assets amortization rates for the Electricity Metering acquisition and due to the $6.4 million IPR&D charge, which was fully expensed in 2004 for book purposes, compared with a 15 year tax amortization rate. The decrease in 2003 and 2002 was attributable to the utilization of net operating losses. There were no other significant changes for the components of non-cash items between 2004, 2003 and 2002.

Changes in operating assets and liabilities, net of acquisitions, provided $13.5 million in cash during the year ended December 31, 2004. High cash collections on accounts receivable and an increase in unearned revenue were partially offset by cash used to build inventories and cash used to perform warranty related activities. The decrease in accounts receivable resulted from strong cash collections of accounts receivable throughout 2004. Unearned revenue increased during 2004 due to increases in fees for certain software support services. Accounts payable, accrued expenses and short term warranty accruals decreased primarily due to the use of $10.6 million in cash related to warranty activities for a specific electric AMR module product failure that was accrued for at year-end 2003.

Changes in operating assets and liabilities, net of acquisitions, during the year ended December 31, 2003 resulted in a use of cash of $30.1 million. The use of cash resulted primarily from an increase in accounts receivable, a payment to settle patent infringement litigation, payment of bonus and profit sharing and an amendment to a long-term warranty and maintenance agreement. The accounts receivable balance was high at December 31, 2003 due to the timing of shipments late in the fourth quarter of 2003. We made a $7.9 million cash payment to settle a patent infringement litigation in 2003, $7.4 million of which was accrued in 2002. In addition, we made $7.1 million in bonus and profit sharing payments during 2003, with no off-setting accrual in 2003. Last, we made a $4.0 million payment during the year ended December 31, 2003 to Duquesne Light Company in accordance with an amendment to our long-term warranty and maintenance agreement, which was charged against the accrued loss for that contract.

Changes in operating assets and liabilities, net of acquisitions, provided $13.0 million in cash during the year ended December 31, 2002. The increase in 2002 resulted primarily from a $7.4 million patent infringement litigation accrual and bonus and profit sharing accruals in 2002 totaling $7.4 million, net of bonus and profit sharing payments for 2001.

Investing Activities.    We used $253.1 million for the SEM acquisition during the year ended December 31, 2004, compared with $71.1 million for the Silicon acquisition in 2003 and $3.7 million in 2003 for SEM pre-acquisition activities. During 2002, we used $42.9 million for three acquisitions. We used $12.8 million in cash for property, plant and equipment purchases during 2004, compared with $9.6 million and $10.5 million in 2003 and 2002, respectively. The increase resulted primarily from the expansion of our manufacturing facility in Waseca, Minnesota, and software purchases for internal use. We liquidated short-term investments in 2002, primarily to fund acquisitions. Net proceeds from short-term investments were $22.1 million in 2002. During 2002, proceeds of $1.9 million on the sale of property, plant and equipment and the reclassification of $5.1 million from restricted cash for a collateralized letter of credit to cash as a result of a new credit facility also contributed to cash inflows.

Financing Activities.    The principal financing activities in 2004 included the issuance of approximately $309.1 million in new debt to finance the SEM acquisition partially offset by payments on the new and previously existing debt of approximately $84.2 million. In 2003, we issued $50.0 million in new debt related to the acquisition of Silicon, had $10.0 million outstanding on our revolving line of credit at December 31, 2003, and made payments on debt of approximately $13.2 million. During 2002, we made $9.0 million in payments on our mortgage note payable, net short-term borrowings and a previous long-term debt assumed when we acquired LineSoft.

In connection with the SEM acquisition on July 1, 2004, we closed a $185 million seven-year senior secured term loan. In addition, we issued Senior Subordinated Notes in May 2004 for which we received $124.1 million in net proceeds. We paid $13.6 million in debt origination fees associated with the senior secured term loan and the Senior Subordinated Notes during the year ended December 31, 2004. During 2004, we made optional repayments of $34.0 million on the term loan, in addition to $925,000 in minimum principal payments. In connection with the Silicon acquisition in March 2003, we received $50.0 million in proceeds from a term loan under a credit facility and paid debt origination fees of $1.9 million. In 2003, repayments of the Silicon term loan were approximately $12.5 million. We paid off the outstanding term loan balance for Silicon on July 1, 2004, which was approximately $29.2 million. In 2002, repayments of our mortgage note payable and a previous long-term debt assumed in the LineSoft acquisition were approximately $6.4 million.

We made net payments of $10.0 million on our revolving line of credit during the year ended December 31, 2004, compared with net borrowings of $10.0 million in 2003 and $2.5 million in net payments in 2002. We received $8.3 million from employee stock purchase plan purchases and stock option exercises during 2004, compared with $3.7 million and $7.7 million in 2003 and 2002, respectively. Cash used during 2002 included $12.6 million to repurchase 807,900 shares of common stock.

Liquidity, Sources and Uses of Capital

We have historically funded our operations and growth with cash flow from operations, borrowings and issuances of our stock. At March 31, 2005, we had $15.6 million in cash and cash equivalents. Cash equivalents historically have been invested in investments rated A or better by Standard & Poor’s or Moody’s and have market interest rates. We are exposed to changes in interest rates on cash equivalents.

We have a $240 million senior secured credit facility comprised of a $55 million five-year senior secured revolving credit facility (revolver) and a $185 million seven-year senior secured term loan (term loan). The senior secured credit facility is guaranteed by all of our operating subsidiaries (except for our foreign subsidiaries and an outsourcing project subsidiary), all of which are wholly owned. The annual interest rates under this facility vary depending on market rates and our consolidated leverage ratio. Debt issuance costs are amortized over the life of the credit facility using the effective interest method. Unamortized debt issuance costs were approximately $12.9 million at March 31, 2005. The senior secured credit facility contains financial covenants that require us to maintain certain consolidated leverage and coverage ratios on a quarterly basis, as well as customary covenants that place restrictions on the incurrence of debt, the payment of dividends, certain investments and mergers. We were in compliance with all of our debt covenants at March 31, 2005.

The $185 million term loan matures in 2011 and requires minimum quarterly principal payments of $462,500 for the first six years ($1.85 million annually) and $43.5 million for each of the last four quarters of the term loan (totaling $173.9 million). Optional repayments of the term loan are permitted without penalty or premium. Additional mandatory prepayments, based on 75% of defined excess cash flows, the issuance of capital stock or the sale of assets as defined by the borrowing agreement, would all decrease the minimum payments in the last four quarters. Interest rates on the term loan depend on our consolidated leverage ratio, and before the April 2005 amendment, described below, were based on the London InterBank Offering Rate (LIBOR) plus 2.0% to 2.25% or the Wells Fargo Bank, National Association’s prime rate (Prime) plus 1.0% to 1.25%, payable at various intervals ranging from monthly to quarterly. We had no mandatory prepayment requirement during 2004. We made optional prepayments on the term loan of approximately $34.0 million during 2004 and $20.0 million during the first quarter of 2005.

In April 2005, we amended our term loan and revolver to increase our maximum consolidated leverage ratio and consolidated senior debt ratios. In addition, we reduced our term loan interest rate by 50 basis points from the original rates and obtained the ability to increase our revolver commitment to $75 million at a future date as defined in the April 2005 amendment. We also increased our letter of credit limit to $55 million and have the ability to increase it to $65 million at a future date.

At December 31, 2004, the outstanding balance on the term loan was $150.1 million, of which $34.9 million was classified as current and $115.2 million was classified as long-term. The classification between current and long-term debt at December 31, 2004 was based on the mandatory principal payments defined in the borrowing agreement, as well as an additional $33.0 million of optional prepayments we expected to make during the first six months of 2005 in order to remain in compliance with our debt covenants. As a result of the April 2005 amendment to increase the maximums for our leverage ratios, the classification between current and long-term at March 31, 2005 was based only on the mandatory principal payments defined in the borrowing agreement at March 31, 2005.

For the revolver, interest rates vary depending on our consolidated leverage ratio and are based on LIBOR plus 2.0% to 3.0%, or Prime plus 1.0% to 2.0%, payable at various intervals depending on the term of the borrowing. The annual commitment fee on the unused portion of revolver varies from 0.375% to 0.50%. We incur annual letter of credit fees based on (a) a fronting fee of 0.125% and (b) a letter of credit fee that varies from 2.0% to 3.0%. Revolver borrowings can be made at any time through June 2009, at which time any borrowings outstanding must be repaid. At March 31, 2005 there were no borrowings outstanding under the revolver and $24.0 million was utilized by outstanding standby letters of credit resulting in $31.0 million available for additional borrowings.

On October 1, 2004, we completed a $30 million interest rate swap whereby we will receive variable interest payments based on the three-month LIBOR and pay fixed interest payments based on a rate of 3.26%, over a three-year term. There were no origination fees or other significant up-front costs in connection with this financing instrument. In addition, on October 1, 2004, we purchased a 4.0% three-month LIBOR interest rate cap pertaining to an additional $10 million of floating rate debt. The interest rate cap commences on October 1, 2005 and matures on September 30, 2007. The origination fee in connection with the interest rate cap was $103,000, which was recorded in other current assets and will be revalued to fair value each quarter. The $30 million interest rate swap increased our percentage of fixed rate debt to 65% at March 31, 2005, which is above the minimum requirement of 50%. These derivative instruments were initially designated as cash flow hedges with the after-tax effect of the mark-to-market valuation recorded as an adjustment to accumulated other comprehensive income (loss) and the offset included in accrued interest. However, as a result of the optional prepayments in the fourth quarter of 2004 on our term loan, we determined these cash flow hedges to be ineffective. As a result, in the first quarter of 2005, we recorded a net gain of $520,000 to interest expense, with a corresponding increase in other current assets, for the change in fair value of the interest rate swap and cap. The interest rate swap and cap had fair market values of approximately $693,000 and $120,000, respectively at March 31, 2005, compared with fair market values of approximately $224,000 and $69,000, respectively at December 31, 2004. We intend to keep these interest rate swap and cap agreements in place as their cash flows will continue to hedge a portion of the outstanding variable rate debt even though the swap does not qualify for hedge accounting.

On May 10, 2004, we completed a private placement of $125 million aggregate principal amount of 7.75% senior subordinated notes (notes), due in 2012. The notes are discounted to a price of 99.265 to yield 7.875%, with a balance of $124.2 million at March 31, 2005. On February 17, 2005, we completed an exchange of the notes for substantially identical registered notes, except that the new exchange notes are generally transferable and do not contain certain terms with respect to registration rights and liquidation damages. The discount on the notes will be accreted and the debt issuance costs will be amortized over the life of the credit facility. Fixed annual interest payments are required every six months, in May and November. The notes are subordinated to our $240 million senior secured credit facility and are guaranteed by all of our operating subsidiaries (except for our foreign subsidiaries and an outsourcing project subsidiary), all of which are wholly owned. The notes contain covenants, which place restrictions on the incurrence of debt, the payment of dividends, certain investments and mergers. Some or all of the notes may be redeemed at our option at any time on or after May 15, 2008, at certain specified premium prices. At any time prior to May 15, 2007, we may, at our option, redeem up to 35% of the notes with the proceeds of certain sales of our common stock.

We maintain bid and performance bonds for certain customers. Bonds in force were $7.9 million and $7.3 million at March 31, 2005 and December 31, 2004, respectively. Bid bonds guarantee that we will enter into a contract consistent with the terms of the bid. Performance bonds provide a guarantee to the customer for future performance, which usually covers the installation phase of a contract and may on occasion cover the operations and maintenance phase of outsourcing contracts.

On March 16, 2005, we filed a shelf registration statement on Form S-3 registering $100 million of equity and debt securities, which was declared effective March 29, 2005. The shares of common stock being offered by this prospectus supplement and the accompanying prospectus have been registered under that shelf registration statement. The shelf registration statement enables us to issue equity and debt securities in response to market conditions. The availability or timing of any issuance under the shelf registration statement is subject to market conditions, including investor demand for our securities.

We also have standby letters of credit to guarantee our performance under certain contracts. The outstanding amounts of standby letters of credit were $24.0 million and $23.3 million at March 31, 2005 and December 31, 2004, respectively.

We have an employee bonus and profit sharing plan for certain employees who do not participate in other commission and bonus programs. During 2004, the performance goals were not met; however a discretionary payout of approximately $500,000 was made during the first quarter of 2005 for the fiscal year 2004. The performance measures established for the 2005 bonus and profit sharing plan are based on achievement of specified levels of earnings. We accrued approximately $1.3 million under this plan for the three months ended March 31, 2005.

Our net deferred tax assets consist primarily of accumulated net operating losses and tax credits, some of which are limited by Internal Revenue Code Sections 382 and 383 (Section 382 and Section 383). The limited deferred tax assets were acquired in connection with the acquisitions of Silicon Energy Corp., LineSoft Corporation and RER. We expect to utilize tax loss carryforwards and available tax credits to offset taxes otherwise due on regular taxable income in upcoming years. During 2005, we expect to pay approximately $1.5 million in cash for federal alternative minimum tax, international taxes and various state tax obligations. We expect to begin making significant cash payments for federal tax purposes beginning in 2006, based on current projections that net operating loss carryforwards not limited by Section 382 will be fully utilized in 2005 and our remaining tax credits not limited by Section 383 will be fully utilized in 2006.

Working capital at March 31, 2005 was $85.3 million compared with $58.1 million at December 31, 2004. The change in working capital primarily results from the balance sheet classification at December 31, 2004 of $33 million of our term loan debt as current. At March 31, 2005, only $2.1 million was classified as current due to $20 million of repayments made during the first quarter of 2005 and the April 2005 amendment, which increased our maximum leverage ratios.

We expect to continue to expand our operations and grow our business through a combination of internal new product development, licensing technology from or to others, distribution agreements, partnership arrangements and acquisitions of technology or other companies. We expect these activities to be funded from existing cash, cash flow from operations, borrowings and the issuance of common stock or other securities. We believe existing sources of liquidity will be sufficient to fund our existing operations and obligations for at least the next year and foreseeable future, but offer no assurances. Our liquidity could be affected by the stability of the energy and water industries, competitive pressures, international risks, intellectual property claims and other factors described under “Risk Factors” included elsewhere in this prospectus supplement as well as in our “Quantitative and Qualitative Disclosures About Market Risk” within Item 3 of our Quarterly Report on Form 10-Q incorporated by reference herein.

Contingencies

We are subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. Our policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after thoughtful analysis of each known issue in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies, and related pronouncements. A liability is recorded when we determine that a loss is probable and the amount can be reasonably estimated. In the quarter ending March 31, 2005, we recorded $100,000 in probable losses. We have also identified a few matters for which a loss was reasonably possible but less than probable. We have estimated the range for total possible losses in these matters to be between $50,000 and $600,000, however, in accordance with SFAS No. 5, no liability has been recorded.

During the fourth quarter of 2004, a judgment was entered against us in a Belgian commercial court, which found that Itron terminated a distribution agreement with the plaintiff in violation of a Belgian law relating to distribution agreements. All other counts in the complaint were dismissed. The court did not rule on damages but appointed a special examiner to gather further evidence and determine for the court the amount of the damages. We believe this determination will be made in the second quarter of 2005. We may appeal the matter. An appeal of the matter will result in a new trial of all of the causes of action in the original complaint as amended. We have determined a damage award is not probable.

We generally provide an indemnification related to the infringement of any patent, copyright, trademark or other intellectual property right on software or equipment within our sales contracts, which indemnifies the customer from and pays the resulting costs, damages and attorneys’ fees awarded against a customer with respect to such a claim provided that (a) the customer promptly notifies us in writing of the claim and (b) we have the sole control of the defense and all related settlement negotiations. The terms of the indemnification normally do not limit the maximum potential future payments. We also provide an indemnification for third party claims resulting from damages caused by the negligence or willful misconduct of our employees/agents in connection with the performance of certain contracts. The terms of the indemnification generally do not limit the maximum potential payments.

Critical Accounting Policies

Revenue Recognition.    The majority of our revenues are recognized when products are shipped to or received by a customer or when services are provided. We have certain customer arrangements with multiple elements. For such arrangements, we determine the fair value of each element and then allocate the total arrangement consideration among the separate elements under the provisions of Emerging Issues Task Force 00-21. Revenues for each element are then recognized based on the type of element, such as (1) when the products are shipped, (2) services are delivered, (3) percentage of completion when implementation services are essential to the software performance, (4) upon customer acceptance provisions or (5) transfer of title. Under outsourcing arrangements, revenue is recognized as services are provided. Hardware and software post-sale maintenance support fees are recognized ratably over the performance period. Revenue can vary significantly from period to period based on the timing of orders and the application of revenue recognition criteria. Use of the percentage of completion method for revenue recognition requires estimating the cost to complete a project. The estimation of costs through completion of a project is subject to many variables such as the length of time to complete, changes in wages, subcontractor performance, supplier information and business volume assumptions. Changes in underlying assumptions/estimates may adversely or positively affect financial performance.

Unearned revenue is recorded for products or services when the criteria for revenue recognition has not been met. The majority of unearned revenue relates to annual billing terms for post-sale maintenance and support agreements.

Allowance for Doubtful Accounts.    The allowance for doubtful accounts is used to provide for potential impairment of receivables on the balance sheet. The balance represents an estimate of probable but unconfirmed losses in the receivable portfolio. We estimate the valuation allowance based on our historical experience of bad debts and is adjusted for estimated uncollectible amounts. A specific receivable is reviewed for impairment when, based on current information and events, we deem it is probable that we will be unable to collect amounts that are contractually due to us.

Inventories.    Inventories include raw materials, sub-assemblies and finished goods. Inventory amounts include the cost to manufacture the item, such as the cost of raw materials, labor and other applied direct and indirect costs. If the market value of the inventory falls below the original cost, the inventory value is reduced to the market value. Items are removed from inventory using the first-in, first-out method.

Debt Issue Costs.    Debt issue costs represent direct costs incurred related to the issuance of long-term debt, which are recorded in other noncurrent assets. These costs are amortized to interest expense over the lives of the respective debt issues using the effective interest method. When debt is repaid early, the portion of unamortized debt issue costs related to the early principal repayment is written-off and included in interest expense in the condensed consolidated statements of operations.

Goodwill and Intangible Assets.    Goodwill and intangible assets are primarily the result of our acquisitions in 2004, 2003 and 2002. We use estimates in determining the value of goodwill and intangible assets, including estimates of useful lives of intangible assets, discounted future cash flows and fair values of the related operations. We test goodwill for impairment each year as of October 1st, under the guidance of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. We forecast discounted future cash flows at the reporting unit level, which consists of our operating groups, based on estimated future revenues and operating costs, which take into consideration factors such as existing backlog, expected future orders, supplier contracts and general market conditions. Changes in our forecasts or cost of capital may result in asset value adjustments, which could have a significant affect on our current and future results of operations, financial condition and cash flows. Intangible assets with a finite life are amortized based on estimated discounted cash flows over estimated useful lives and are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Warranty.    We generally offer a one-year standard warranty on most of our hardware products and a three-month standard warranty on our large application software products. Standard warranty accruals represent the estimated cost of projected warranty claims and are based on historical and projected product performance trends, business volume assumptions, supplier information and other business and economic projections. Thorough testing of new products in the development stage helps identify and correct potential warranty issues prior to manufacturing. Continuing quality control efforts during manufacturing limit our exposure to warranty claims. If our quality control efforts fail to detect a fault in one of our products, we could experience an increase in warranty claims. We track warranty claims to identify potential warranty trends. If an unusual trend is noted, a non-standard warranty accrual may be assessed and recorded when a failure event is probable and the cost can be reasonably estimated. Management continually evaluates the sufficiency of the standard and non-standard warranty provisions and makes adjustments when necessary. The standard and non-standard warranty allowances may fluctuate due to changes in estimates for material, labor and other costs we may incur to replace projected product failures, and we may incur additional warranty and related expenses in the future with respect to new or established products.

Derivative Instruments and Hedging Activities. We account for derivative instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities — an Amendment of SFAS 133 and SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. In accordance with these standards, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative is recorded in shareholders’ equity as a separate component of accumulated other comprehensive income (loss) and is recognized in the Condensed Consolidated Statement of Operations when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flow hedges are immediately recognized in the results of operations. A cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. The expectation of hedge effectiveness must be supported by matching the essential terms of the hedged asset, liability or forecasted transaction to the derivative hedge contract or by effectiveness assessments using statistical measurements. Our policy is to assess actual hedge effectiveness at the end of each calendar quarter. Derivatives are not used for trading or speculative purposes.

Health Benefits.    We are self insured for a substantial portion of the cost of employee group health insurance. We purchase insurance from a third party, which provides individual and aggregate stop loss protection for these costs. Each reporting period, we record the costs of our health insurance plan, including paid claims, an estimate of the change in incurred but not reported (IBNR) claims, taxes and administrative fees (collectively the Plan Costs). The IBNR accrual is based upon the recent average level of paid claims under the plan and an estimated lag factor to provide for those claims that have been incurred but not yet paid. We believe that the assumptions and information used to develop our accruals are reasonable based on historical results. However, significant changes in the various cost factors of our medical and health care costs could have an effect on the determination of the amount of these accruals in future periods. Plan Costs were approximately $1.8 million and $1.1 million for the three months ended March 31, 2005 and 2004, respectively. The IBNR accrual balance, which is included in wages and benefits payable, was $1.9 million and $1.8 million at March 31, 2005 and December 31, 2004, respectively.

Contingencies.    We are subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. Our policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after thoughtful analysis of each known issue in accordance with SFAS No. 5, Accounting for Contingencies, and related pronouncements. A liability is recorded when we determine that a loss is probable and the amount can be reasonably estimated.

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred on or after January 1, 2006. While we believe this Statement will not have a material effect on our financial statements, the impact of adopting the new rule is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires companies to expense the fair value of equity awards over the required service period. We have not yet quantified the effects of the adoption of SFAS 123R, but the adoption of SFAS 123R will decrease gross profit and increase operating expenses and will affect the tax rate. The pro forma effects on net income (loss) and earnings per share if we had applied the fair value recognition provisions of original SFAS No. 123 on stock compensation awards are disclosed above. Such pro forma effects of applying the original SFAS No. 123 may be indicative of the effects of adopting SFAS 123R, however the provisions of the two statements differ.

SFAS 123R will be effective for Itron’s fiscal year beginning January 1, 2006. The Statement will be implemented on a prospective basis and applied to new awards and to awards modified, repurchased or cancelled after January 1, 2006.

Subsequent Events

On April 19, 2005, we completed two amendments to our $240 million senior secured credit facility. The amendments included a 50 basis point reduction in the term loan interest rate and increases to our maximum consolidated leverage and consolidated senior debt ratios. In addition, we obtained the ability to increase our revolver commitment to $75 million at a future date. We also increased our letter of credit limit to $55 million and have the ability to increase it to $65 million at a future date. Our required minimum quarterly principal payments have decreased to $324,000 for the next 19 quarters ($1.3 million annually) with the remaining balance to be paid in four installments over the last six quarters. The term loan continues to mature in 2011.

On April 25, 2005, we made a $5.0 million optional prepayment on our senior secured credit facility term loan, bringing the outstanding balance to $124.6 million as of that date.

MANAGEMENT

Set forth below are the names, ages and titles of the executive officers and directors of Itron as of February 28, 2005.

Name	Age	Position
LeRoy D. Nosbaum	58	Chief Executive Officer and Chairman of the Board
Robert D. Neilson	48	President and Chief Operating Officer and Director
Russell N. Fairbanks, Jr.	61	Senior Vice President and General Counsel
Steven M. Helmbrecht	42	Senior Vice President and Chief Financial Officer
Philip C. Mezey	45	Senior Vice President and General Manager, Software Solutions
Malcolm Unsworth	55	Senior Vice President and General Manager, Hardware Solutions
Jared P. Serff	37	Vice President, Competitive Resources
Ted C. DeMerritt	72	Director
Jon E. Eliassen	57	Director
Michael B. Bracy	63	Director
Sharon L. Nelson	58	Director
Thomas S. Foley	75	Director
Thomas S. Glanville	46	Director
Mary Ann Peters	60	Director
Graham M. Wilson	60	Director

LeRoy Nosbaum is Chairman of the Board and Chief Executive Officer. Since joining Itron in 1996, Mr. Nosbaum has held positions as Chief Operating Officer and Vice President with responsibilities over manufacturing, product development, operations and marketing. Before joining Itron, Mr. Nosbaum was with Metricom Inc., a supplier of wireless data communications networking technology. Prior to joining Metricom, Mr. Nosbaum was with Schlumberger from 1969 to 1989 in various roles, including General Manager of Schlumberger’s Integrated Metering Systems Division.

Rob Neilson is a Director of Itron as well as President and Chief Operating Officer. Mr. Neilson joined Itron in 1983 and has held several positions including Vice President, Strategy and Business Development, as well as Vice President, Marketing.

Russ Fairbanks is Senior Vice President and General Counsel and joined Itron in 2000. From 1997 to 1999, Mr. Fairbanks served as Vice President and General Counsel for ASM America, Inc., a manufacturer of chemical vapor deposition equipment used to make integrated circuits.

Steve Helmbrecht was named Senior Vice President and Chief Financial Officer in January 2005. Mr. Helmbrecht joined Itron in 2002 as Vice President and General Manager, International Market. From 2000 to 2002, Mr. Helmbrecht was Chief Financial Officer of LineSoft Corporation (LineSoft). Prior to joining LineSoft, Mr. Helmbrecht spent seven years with SS&C Technologies, Inc., a software company focused on portfolio management and accounting systems for institutional investors.

Philip Mezey is Senior Vice President and General Manager, Software Solutions. Mr. Mezey joined Itron in March 2003 as Managing Director of Software Development for Itron’s Energy Management Solutions Group upon Itron’s acquisition of Silicon Energy Corp. (Silicon). Mr. Mezey joined Silicon in 2000 as Vice President, Software Development. Prior to joining Silicon, Mr. Mezey was a founding member of Indus, a leading provider of integrated asset and customer management software and was with Indus for 12 years with various responsibilities for product development and services for utility solutions.

Malcolm Unsworth is Senior Vice President and General Manager, Hardware Solutions. Mr. Unsworth joined Itron in July 2004 as part of the electricity metering acquisition from Schlumberger. Mr. Unsworth spent 25 years with Schlumberger, including 11 associated with the electricity meter business where he served as President of Schlumberger’s electricity metering business. Mr. Unsworth also acted as Vice President and General Manager of Schlumberger’s North America Operations in charge of water, electricity and gas products.

Jared P. Serff is Vice President, Competitive Resources. Mr. Serff joined Itron in July 2004, as part of the electricity metering acquisition from Schlumberger. Mr. Serff spent six years with Schlumberger, including four associated with the Schlumberger electricity metering business.

Ted C. DeMerritt has been a director of Itron since 1994. Until his retirement in 1998, Mr. DeMerritt was chairman of the board and chief executive officer of Olsy North America (formerly ISC Systems Corporation), which develops and implements system solutions for the financial services and retail industries. From 1963 to 1980, he was employed at Sacramento Savings and Loan Association, where he served as controller/senior vice president in charge of the Savings and Operations division. Mr. DeMerritt is also a trustee of the Washington State University Foundation.

Jon E. Eliassen has been a director of Itron since 1987. Mr. Eliassen is president and chief executive officer of the Spokane Area Economic Development Council. Prior to joining the Council, he held numerous positions within Avista Corporation, an energy company involved in the production, transmission and distribution of energy, before retiring in April 2003 as senior vice president and chief financial officer, a position he held since 1986. He is a member of the board of directors of WestCoast Hospitality, a NYSE traded company, as well as the Washington Technology Center and the Spokane Intercollegiate Research & Technology Institute. He also is a director of NVA Holdings, LLC.

Michael B. Bracy has been a director of Itron since 1992. Mr. Bracy’s term as a director expires in 2006. Until his retirement in August 1997, Mr. Bracy was executive vice president, chief financial officer and a director of NorAm Energy Corp. (“NorAm”), previously known as Arkla, Inc., an integrated natural gas company engaged in gathering and processing natural gas, inter-and intra-state pipeline transportation, and retail natural gas distribution. After joining NorAm in 1984, he held various executive positions, including chief executive officer of the Arkla Pipeline Group. Before joining NorAm, Mr. Bracy served as executive vice president and chief financial officer of El Paso Natural Gas Company, which he joined in 1977. Mr. Bracy is also a director of TEPCO Partners, L.P., a publicly traded limited partnership.

Sharon L. Nelson has been a director of Itron since March 2004. Ms. Nelson’s term as a director expires in 2007. Ms. Nelson is the chief of the Consumer Protection Division of the Washington State Attorney General’s Office. Ms. Nelson serves on the Board in her individual capacity rather than as a representative of the Attorney General’s Office. Prior to assuming her current role, she was director of the Shidler Center for Law, Commerce and Technology, University of Washington. In addition, Ms. Nelson was a consultant to both corporations and nonprofit organizations, specializing in advice on public policy and regulation. She has extensive experience with issues affecting the utility industry, having served as both chairman of the Washington Utilities and Transportation Commission and president of the National Association of Regulatory Utility Commissioners. She currently serves as chair of the Board of Directors of Consumers Union, is a member of the Board of Trustees of the North American Electric Reliability Council (NERC) and sits on the National Energy Policy Commission, which is funded by the Hewlett Foundation.

Thomas S. Foley has been a director of Itron since 2002. Mr. Foley’s term expires in 2006. Ambassador Foley is a partner in the law firm of Akin, Gump, Strauss, Hauer & Feld and he is currently the chairman of the North American Trilateral Commission. From 1997 to 2001, Ambassador Foley served as the 25th U.S. ambassador to Japan. Ambassador Foley represented Washington State’s Fifth Congressional District from 1965-1995 and served as the Majority Leader from 1987 until his election as Speaker of the House on June 6, 1989, a position he held until 1995. From 1995 until 1997 Ambassador Foley was chairman of PFIAB, the Presidents Foreign Intelligence Advisory Board which provides advice to the President regarding foreign intelligence operations of the United States and the functioning of the U.S. intelligence agencies.

Thomas S. Glanville has been a director of Itron since 2001. Mr. Glanville’s term as a director expires in 2007. Mr. Glanville is managing partner of Eschelon Advisors, LP, based in Houston, Texas. Eschelon provides financial, operating, and strategic advice to energy/utility industry principals. From 1999 to 2002, Mr. Glanville served as vice president of technology and new ventures for Reliant Energy, Inc. (“Reliant”), one of the world’s largest international energy services companies, and its affiliate, Reliant Resources, Inc. Mr. Glanville first joined Reliant in 1998 as vice president of corporate development. He also served as president of Reliant Energy Ventures, Inc., and of Reliant Energy Communications, Inc.

Mary Ann Peters has been a director of Itron since 1994. Ms. Peters’ term as a director expires in 2006. Ms. Peters retired in 2004 as managing director of McGillicuddy and Peters, a business and marketing consultancy she founded in 1984. She began her marketing career with International Business Machines Corporation in 1972 and subsequently held a variety of marketing positions with General Electric Company, Wells Fargo and Company, Inc., Atari Corp. and Apple Computer, Inc.

Graham M. Wilson has been a director of Itron since 1990. Mr. Wilson’s term as a director expires in 2006. Mr. Wilson is currently chairman of GraWil Consultants Inc., a management and financial consultancy. Prior to March 2002, Mr. Wilson was employed by Westcoast Energy Inc., an integrated energy company, since 1988, where he was executive vice president and chief financial officer, and president and CEO, Services. Mr. Wilson is also a director of CellFor Inc., Inflazyme Pharmaceuticals Ltd., British Columbia Ferries Services Inc., Lightning Energy Inc., and a trustee of Calpine Power Income Trust and Hardwoods Distribution Income Trust.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information with respect to the beneficial ownership of our common stock as of February 22, 2005 by:

•	each of our directors;

•	our chief executive officer and our four other most highly compensated executive officers during 2004 who were serving as such as of the end of the year and our current chief financial officer;

•	all of our directors and executive officers as a group; and

•	each person that we know beneficially owns approximately 5% or more of our common stock.

The percentage ownership data is based on 21,484,094 shares of our common stock outstanding as of February 22, 2005. Under SEC rules, beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the number of shares and the percentage ownership of the person holding the option, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise noted, we believe that the beneficial owners of the shares of common stock listed below have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and Executive Officers:
LeRoy D. Nosbaum(1)	334,960	1.56%
Robert D. Neilson(2)	213,250	*
Philip C. Mezey(3)	22,931	*
Malcolm Unsworth	389	*
Steven M. Helmbrecht(4)	24,265	*
David G. Remington(5)	213,186	*
Michael B. Bracy(6)	80,895	*
Ted C. DeMerritt(7)	49,457	*
Jon E. Eliassen(8)	45,617	*
Thomas S. Foley(9)	22,786	*
Thomas S. Glanville(10)	29,386	*
Sharon L. Nelson(11)	22,850	*
Mary Ann Peters(12)	12,923	*
Graham M. Wilson(13)	50,967	*

All directors and executive officers as a group (16 persons)(14)	1,175,949	5.47%

Other Shareholders:
Snyder Capital Management, L.P.(15) 350 California Street, Suite 1460 San Francisco, CA 94104	1,810,836	8.43%

Wellington Management Company, LLP(16) 75 State Street Boston, MA 02109	1,763,750	8.21%

Cramer Rosenthal McGlynn, LLC(17) 520 Madison Avenue New York, NY 10022	1,335,950	6.22%

AXA Financial, Inc.(18) 1290 Avenue of the Americas New York, NY 10104	1,291,146	6.01%

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Ing Groep N.V.(19) Amstelveenseweg 500 1081 KL Amsterdam P.O. Box 810 1000 AV Amsterdam The Netherlands	1,070,142	4.98%

* Less than 1%.

(1)	Includes 312,667 shares issuable on exercise of outstanding options exercisable by Mr. Nosbaum within 60 days at a weighted average exercise price of $9.37 per share. Also includes 1,750 shares of common stock held for Mr. Nosbaum’s individual account under our 401(k) employee savings plan.
(2)	Includes 128,917 shares issuable on exercise of outstanding options exercisable by Mr. Neilson within 60 days at a weighted average exercise price of $11.53 per share. Also includes 3,593 shares of common stock held for Mr. Neilson’s individual account under our 401(k) employee savings plan, 38 shares held under our employee stock ownership plan and 62,031 shares held by Mr. Neilson’s wife.
(3)	Includes 22,931 shares issuable on exercise of outstanding options exercisable by Mr. Mezey within 60 days at a weighted average exercise price of $15.98 per share.
(4)	Includes 24,265 shares issuable on exercise of outstanding options exercisable by Mr. Helmbrecht within 60 days at a weighted average exercise price of $22.16 per share.
(5)	Includes 202,667 shares issuable on exercise of outstanding options exercisable by Mr. Remington within 60 days at a weighted average exercise price of $13.00 per share. Mr. Remington retired on December 31, 2004.
(6)	Includes 53,000 shares issuable on exercise of outstanding options exercisable by Mr. Bracy within 60 days at a weighted average exercise price of $18.29 per share.
(7)	Includes 44,500 shares issuable on exercise of outstanding options exercisable by Mr. DeMerritt within 60 days at a weighted average exercise price of $19.70 per share.
(8)	Includes 37,000 shares issuable on exercise of outstanding options exercisable by Mr. Eliassen within 60 days at a weighted average exercise price of $22.06 per share.
(9)	Includes 20,500 shares issuable on exercise of outstanding options exercisable by Mr. Foley within 60 days at a weighted average price of $21.35 per share.
(10)	Includes 18,500 shares issuable on exercise of outstanding options exercisable by Mr. Glanville within 60 days at a weighted average exercise price of $18.19 per share.
(11)	Includes 20,500 shares issuable on exercise of outstanding options exercisable by Ms. Nelson within 60 days at a weighted average exercise price of $17.49 per share.
(12)	Includes 12,500 shares issuable on exercise of outstanding options exercisable by Ms. Peters within 60 days at a weighted average exercise price of $26.81 per share.
(13)	Includes 47,750 shares issuable on exercise of outstanding options exercisable by Mr. Wilson within 60 days at a weighted average exercise price of $19.86 per share.
(14)	Includes 1,016,595 shares issuable on exercise of outstanding options that are held by all directors and executive officers and are exercisable within 60 days. Also includes 7,427 shares of common stock held for such executive officers’ individual accounts under our 401(k) employee savings plan and 38 shares held for such officers’ individual accounts under our employee stock ownership plan and 62,031 shares held by Mr. Neilson’s wife.
(15)	Information is based on a Schedule 13G filed with the SEC on February 10, 2005 by Snyder Capital Management, L.P. This filing indicates that Snyder Capital Management, L.P. has shared investment discretion over 1,810,836 of these shares and shared voting power over 1,635,936 of these shares.
(16)	Information is based on a Schedule 13G filed with the SEC on February 14, 2005 by Wellington Management Company, L.P. This filing indicates that Wellington Management Company, L.P. has shared investment discretion over 1,763,750 of these shares and shared voting power over 895,550 of these shares.

(17)	Information is based on a Schedule 13G filed with the SEC on February 4, 2005 by Cramer Rosenthal McGlynn, LLC. This filing indicates that Cramer Rosenthal McGlynn, LLC has shared investment discretion over 689,700 of these shares, sole investment discretion over 646,250 of these shares, shared voting power over 676,400 of these shares and sole voting power over 600,450 of these shares.
(18)	Information is based on a Schedule 13G filed with the SEC on February 14, 2005 by AXA Financial, Inc. This filing indicates that AXA Financial, Inc. has sole investment discretion over 1,291,146 of these shares, shared voting power over 456,220 of these shares and sole voting power over 460,510 of these shares.
(19)	Information is based on a Schedule 13G filed with the SEC on February 4, 2005 by ING Groep N.V. This filing indicates that ING Groep N.V. has sole investment discretion and voting power over 1,070,142 of these shares.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, Adams Harkness, Inc. and Stephens Inc. have severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares of common stock set forth opposite their respective names below:

Name	Number of Shares
Adams Harkness, Inc.	862,500
Stephens Inc.	637,500

Total	1,500,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered by this prospectus supplement and the accompanying prospectus depends on the satisfaction of the conditions contained in the underwriting agreement. The underwriters must purchase all of the shares of common stock offered hereby if any of the shares are purchased, except for shares covered by the over-allotment option described below, unless and until the option is exercised.

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers at the public offering price less a selling concession not in excess of $1.095 per share. The underwriters also may allow, and dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option to purchase up to an aggregate of 225,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement and the accompanying prospectus. Under the terms of this option, the underwriters may exercise the option, in whole or in part, at any time or from time to time for 30 days from the date of the underwriting agreement. If this over-allotment option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to each underwriter’s initial commitment, as indicated in the table set forth above, and we will be obligated to sell the shares of common stock subject to the option to the underwriters.

The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters and the net proceeds to us before expenses. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

		Total
	Per Share	Without Overallotment Exercise	With Overallotment Exercise
Public offering price	$36.50	$54,750,000	$62,962,500
Underwriting discount paid by us	$1.825	$2,737,500	$3,148,125
Proceeds, before expenses, to us	$34.675	$52,012,500	$59,814,375

We estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $350,000.

The underwriters have informed us that they do not intend to confirm sales of shares of the common stock being offered to any account over which they exercise discretionary authority.

Thomas S. Glanville, one of our directors, has indicated an interest in purchasing up to $500,000 of the shares of common stock being offered hereby at the public offering price. Mr. Glanville may but is not obligated to purchase shares in this offering, and the underwriters are not obligated to sell any shares to him. If Mr. Glanville purchases shares in this offering, he will be restricted from reselling such shares under his lock-up agreement with the underwriters, as described below, and except in compliance with the Securities Act, including Rule 144 thereunder.

We, and each of our executive officers and directors, have agreed that, during the period ending 90 days after the date of this prospectus supplement, which we refer to as the restricted period, neither we nor our executive officers and directors will, without the prior consent Adams Harkness, Inc., on behalf of the underwriters, directly or indirectly offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any such shares of common stock or enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of the common stock. The restricted period is subject to a limited extension in certain circumstances if shares of our common stock are not “actively traded securities,” as defined in Rule 101(c)(1) of Regulation M under the Securities Exchange Act of 1934, as amended.

The foregoing restrictions do not apply to:

•	the sale of shares of common stock by us to the underwriters;

•	the issuance by us of shares of common stock pursuant to, or the grant of options under, our existing stock incentive plan and employee stock purchase plan;

•	transfers of shares of common stock or securities convertible into or exchangeable for common stock by any of our executive officers or directors (a) as a bona fide gift or gifts, (b) by will or intestacy or (c) to any member of the such person’s immediate family or a trust created for the direct or indirect benefit of such person or the immediate family thereof; provided that, in any such case the transferee or transferees shall execute and deliver to Adams Harkness, Inc., before such transfer, an agreement to be bound by the restrictions on transfer described above;

•	the sale of an aggregate of 117,500 shares of common stock currently held or issuable upon exercise of options by certain of our executive officers and directors.

In addition, during this 90-day period, we have agreed not to file any registration statement for the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for certain liabilities.

In connection with the offering, the underwriters may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions, passive market making and purchases to cover syndicate short positions created in connection with the offering.

•	Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock.

•	Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow.

•	Syndicate short positions involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase from us in the offering.

The underwriters also may impose a penalty bid, whereby the underwriters may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account if the underwriters repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

The underwriters and their affiliates may from time to time in the future provide certain financial advisory and investment banking services to us for which they may receive customary fees.

LEGAL MATTERS

We are being represented by Perkins Coie LLP, Seattle, Washington, and the underwriters are being represented by Stoel Rives LLP, Seattle, Washington. The validity of the common stock we are offering by this prospectus will be passed on by Perkins Coie LLP.

EXPERTS

The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of the Electricity Products Business of Schlumberger Limited (currently known as Itron Electricity Metering) as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference to Itron’s current report on Form 8-K/A dated September 2, 2004 have been so incorporated in reliance upon the report (which contains an explanatory paragraph relating to certain assumptions and allocations to form the basis of presentation of the combined financial statements) of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the SEC. These documents may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of these reports and other information may be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus supplement does not contain all the information in the registration statement. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, as amended, including exhibits, at the SEC’s public reference facilities or website. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement information included in documents that we have previously filed or may in the future file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus supplement, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Current Reports on Form 8-K/A filed on September 2, 2004 and Forms 8-K filed on March 11, 2005 and April 20, 2005;

•	Portions of our Definitive Proxy Statement on Schedule 14A, filed on March 11, 2005, that have been incorporated by reference into our annual report on Form 10-K;

•	The description of our common stock as set forth in our registration statement on Form 8-A, which was filed on September 18, 1993; and the description of our preferred share purchase rights, as set forth in our Form 8-A, which was filed on December 16, 2002.

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits, free of charge by contacting our corporate communications department at our principal offices, which are located at 2818 N. Sullivan Road, Spokane, WA 99216-1897 telephone number (509) 924-9900.

PROSPECTUS

$100,000,000

Itron, Inc.

Common Stock

Preferred Stock

Debt Securities

Convertible Debt Securities

Stock Purchase Contracts

Stock Purchase Units

We may offer common stock, preferred stock, debt securities, convertible debt securities stock purchase contracts or stock purchase units from time to time. When we decide to sell a particular class or series of securities, we will provide specific terms of the offered securities in a prospectus supplement. The securities offered by this prospectus will have an aggregate public offering price of up to $100,000,000.

You should read carefully this prospectus and any supplement before you invest. You may not use this prospectus to sell securities unless it includes a prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “ITRI.” On March 14, 2005, the closing sale price as quoted on the Nasdaq National Market was $27.03 per share.

Our principal executive offices are located at 2818 N. Sullivan Road, Spokane, 99216-1897, and our telephone number is (509)924-9900. Our website is http://www.itron.com. Information contained on our website does not constitute part of this prospectus.

Investing in the securities we may offer involves various risks. See the section entitled “ Note Regarding Forward-Looking Statements” on page 2. Additional risks associated with an investment in our company as well as with the particular types of securities will be described in the related prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 29, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may offer from time to time up to $100,000,000 of the following securities.

•	common stock;

•	preferred stock;

•	debt securities;

•	convertible debt securities;

•	stock purchase contracts; and

•	stock purchase units.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that describes the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement together with additional information described above under “Information Incorporated By Reference.”

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described above under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we have previously filed with the SEC and incorporated by reference, is accurate as of the date on the front of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept or reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

An investment in our securities involves various risk factors. You should carefully consider the risks described in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. The risks so described are not the only risks facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial conditions or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. All statements other than statements of historical fact that we make in this prospectus or in any document incorporated by reference are forward-looking. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus, any prospectus supplement or the documents incorporated into this prospectus are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus, any prospectus supplement and the documents incorporated into this prospectus may cause our actual results, performance or achievements to materially differ from any future results, performance or achievements expressed or implied by these forward-looking statements.

Some of the key factors that could cause actual results to differ from our expectations include, but are not limited to:

•	a significant downturn in the utility industry;

•	cancellation or postponement of a significant contract;

•	our inability to integrate acquired operations;

•	successful challenge that our products infringe intellectual property rights of others.

You are cautioned not to place undue reliance on any forward-looking statements. The forward-looking statements included or incorporated by reference into this prospectus are made only as of the date of this prospectus or the applicable incorporated document. We do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the SEC. These documents may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of these reports and other information may be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus does not contain all the information in the registration statement. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, as amended, including exhibits, at the SEC’s public reference facilities or website. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Current Reports on Form 8-K/A filed on September 2, 2004 and Form 8-K on March 11, 2005.

•	Our Definitive Proxy Statement on Schedule 14A, filed on March 11, 2005, in connection with our 2005 annual meeting;

•	The description of our common stock as set forth in our registration statement on Form 8-A, which was filed on September 18, 1993; and the description of our preferred share purchase rights, as set forth in our Form 8-A, which was filed on December 16, 2002;

•	the description of the preferred share purchase rights in our registration statement on Form 8-K, filed on December 13, 2002, under Section 12(b) of the Exchange Act, File No. 00-22418, including any amendments or reports filed for the purpose of updating such description.

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits, free of charge by contacting our investor relations department at our principal offices, which are located at 2818 N. Sullivan Road, Spokane, 99216-1897, and our telephone number is (509) 924-9900.

ITRON, INC.

Itron is a leading technology and knowledge provider for creating, collecting, analyzing and applying critical data about electric, gas and water usage to energy and water industries worldwide. We provide our customers with industry-leading solutions for electricity metering, meter data collection, energy and water information management, demand side management and response, load forecasting, analysis and consulting services, distribution system design and optimization, web-based workforce automation, commercial and industrial (C&I) customer care and residential energy management.

We have provided handheld computer meter data collection systems used by meter readers since Itron’s founding in 1977 and automatic meter reading (AMR) since 1986. On July 1, 2004, we completed the acquisition of Schlumberger’s electricity metering business (SEM), founded in 1899, which included electricity meter manufacturing and sales operations in the United States (U.S.) and the electricity meter operations of certain foreign affiliates of Schlumberger in Canada, Mexico, Taiwan and France. As a result of this acquisition, we are now the largest supplier of electricity meters in the U.S.

USE OF PROCEEDS

We will retain discretion over the use of the net proceeds from the sale of our securities offered hereby. Unless otherwise indicated in the applicable prospectus supplement, we currently intend to use the net proceeds from the sale of the securities to repay or refinance debt, to fund acquisitions, to repurchase or redeem our outstanding equity securities and for general corporate purposes. We currently have no commitments or agreements for any specific acquisitions, repurchase of our equity securities or investments. However, we currently are subject to the terms of a $240 million senior secured credit facility, dated December 17, 2003, that consists of a term loan of $185 million and a $55 million revolving line of credit. As of December 31, 2004, we had $150.1 million of debt outstanding under the term loan and no outstanding debt under the revolving line of credit. Under the terms of the credit facility, if we issue any shares, interests, participations or other equivalents (however designated) of capital stock or incur any indebtedness (except for certain excluded indebtedness), then 100%, in the case of capital stock, and 75%, in the case of indebtedness, of the cash proceeds received from the issuance of capital stock or the incurrence of non-excluded indebtedness — net of attorneys’ fees, investment banking fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection with the issuance or incurrence — shall be applied within one business day towards the prepayment of the debt outstanding under the term loan and, thereafter, the reduction of the debt outstanding under the revolving line of credit commitment.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Pre-tax income (loss)	$(9,406)	$17,899	$18,859	$21,366	$8,538
Less: equity in affiliates	—	79	126	(616)	1,069

Net pre-tax income (loss)	(9,406)	17,820	18,733	21,982	7,469
Fixed charges(1):
Interest expense, gross(2)	13,145	2,638	2,061	5,112	5,313
Interest included in rental expense	2,696	2,661	1,902	1,062	920

(a) Total fixed charges	15,841	5,299	3,963	6,174	6,233
(b) Earnings for ratio(3)	6,435	23,119	22,696	28,156	13,702
Ratio of earnings to fixed charges (b/a)	n/a (4)	4.4	5.7	4.6	2.2
Deficit of earnings to fixed charges	(9,406)	n/a	n/a	n/a	n/a

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.

(2)	Interest expense, gross includes amortization of prepaid debt fees and discount.

(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.

(4)	Due to Itron’s loss in 2004, the ratio coverage was less than 1:1. Itron must generate additional earnings of $9,406 to achieve a coverage of 1:1.

GENERAL DESCRIPTION OF SECURITIES

We may offer shares of common stock, preferred stock, debt securities, convertible debt securities, stock purchase contracts and stock purchase units. We may offer up to $100,000,000 worth of securities under this prospectus. The securities involve various risks that we will describe in the sections entitled “Risk Factors” that appear in the prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

Under our current Amended and Restated Articles of Incorporation, we are authorized to issue up to 75,000,000 shares of Common Stock without par value and 10,000,000 shares of Preferred Stock without par value, of which 1,000,000 shares have been designated as Series R Participating Cumulative Preferred Stock and reserved for issuance pursuant to our rights agreement described below. The following description of our capital stock is qualified in its entirety by our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws. There was no preferred stock issued or outstanding at September 30, 2004.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds, subject to any preferential dividend rights of outstanding preferred stock or serial preferred stock. Upon the liquidation, dissolution or winding up of Itron, the holders of common stock are entitled to receive ratably our assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock or serial preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock or serial preferred stock that we may designate and issue in the future.

Our Board of Directors will have the authority to issue preferred stock and serial preferred stock in one or more series and to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series, and the qualifications, limitations or restrictions of any unissued series of preferred stock or serial preferred stock, and to establish from time to time the number of shares constituting any such series. The issuance of preferred stock or serial preferred stock may have the effect of delaying, deferring or preventing a change in control of Itron without further action by the shareholders. Shares of preferred stock may be convertible into common stock based on terms, conditions, rates and subject to such adjustments set by the Board of Directors. The issuance of preferred stock or serial preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Except for the reservation of the Series R Participating Cumulative Preferred Stock described above, no shares of preferred stock or serial preferred stock are currently outstanding.

Rights Agreement

Our Board of Directors adopted a “Rights Agreement.” Pursuant to such agreement we have issued, and will continue to issue, one preferred share purchase right for each additional share of common stock that is outstanding between December 13, 2002 and the earliest of:

•	the distribution date, which is the earliest of: (1) the close of business on the tenth business day after a public announcement that a person has acquired beneficial ownership of 15% or more of our outstanding shares of common stock; and (2) a date that our Board of Directors designates following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of common stock that could result in the offeror becoming the beneficial owner of 15% or more of our outstanding shares of common stock;

•	the date on which the rights expire, December 11, 2012; and

•	the date, if any, on which the Board of Directors redeems the preferred share purchase rights.

Each preferred share purchase right entitles its registered holder to purchase from us one one-hundredth of a share of our Series R Participating Cumulative Preferred Stock, at a price of $160.00 per one one-hundredth of a preferred share, subject to adjustment as described below. The description and terms of the preferred share purchase rights are set forth in the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1 to our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 16, 2002.

Until the distribution date, the preferred share purchase rights will be evidenced by the certificates for the shares of common stock registered in the names of the holders, rather than by separate certificates. Therefore, until the distribution date, or earlier redemption or expiration of the preferred share purchase rights, the preferred share purchase rights will be transferred with and only with the shares of common stock.

As soon as possible after the distribution date, separate certificates evidencing the preferred share purchase right will be delivered to holders of record of the shares of common stock as of the close of business on the distribution date and to each initial record holder of certain shares of common stock originally issued after the distribution date. These separate certificates alone will evidence the preferred share purchase rights from that time forward.

The preferred share purchase rights are not exercisable until the distribution date and will expire on December 11, 2012, unless redeemed or exchanged prior to expiration, as described below.

To preserve the economic value of the preferred share purchase rights, the number of preferred shares or other securities issuable upon exercise of a preferred share purchase right, the purchase price, the redemption price and the number of preferred share purchase rights associated with each outstanding common share are all subject to adjustment by our Board of Directors. The Board of Directors may make adjustments in the event of any change in the common or preferred shares, including, for example, changes associated with stock dividends or stock splits, recapitalizations, mergers or consolidations, split-ups, split-offs or spin-offs, or distributions of cash, assets, options, warrants, indebtedness or subscription rights to holders of common or preferred shares.

If a person acquires beneficial ownership of 15% or more of our outstanding shares of common stock, the preferred share purchase rights will entitle each right holder, other than the beneficial owner of 15% or more of our outstanding shares of common stock, or any affiliate or associate of that person, to purchase, for the purchase price, the number of shares of common stock which at the time of the transaction would have a market value of twice the purchase price.

Any preferred share purchase rights that are at any time beneficially owned by a beneficial owner of 15% or more of our outstanding shares of common stock, or any affiliate or associate of that person, will be null and void and nontransferable. Furthermore, any holder of any preferred share purchase rights who beneficially owns 15% or more of our shares of common stock, any affiliate or associate of that person, or any purported transferee or subsequent holder, will be unable to exercise or transfer the holder’s preferred share purchase rights.

After a person becomes the beneficial owner of 15% or more of our outstanding shares of common stock, but before a person becomes the beneficial owner of more than 50% of these shares, our Board of Directors may elect to exchange each preferred share purchase right, other than those that have become null and void and nontransferable as described above, for shares of common stock, without payment of the purchase price. The exchange rate in this situation would be one-half of the number of shares of common stock that would otherwise be issuable at that time upon the exercise of one preferred share purchase right.

After a person becomes the beneficial owner of 15% or more of our outstanding shares of common stock, each of the following events would entitle each holder of a preferred share purchase right (other than a holder of those rights that have become null and void and nontransferable as described above) to purchase, for the purchase price, that number of shares of common stock of another publicly traded corporation which at the time of the event would have a market value of twice the purchase price:

•	the acquisition of Itron in a merger by that publicly traded corporation;

•	a business combination between Itron and that publicly traded corporation; or

•	the sale, lease, exchange or transfer of 50% or more of Itron’s assets or assets accounting for 50% or more of our net income or revenues, in one or more transactions, to that publicly traded corporation.

If any one of these events involved an entity that is not publicly traded, each holder of a preferred share purchase right would be entitled to purchase, for the purchase price and at such holder’s option:

•	that number of shares of the surviving corporation in the transaction, whether the surviving corporation is Itron or the other corporation, which at the time of the transaction would have a book value of twice the purchase price;

•	that number of shares of the ultimate parent entity of the surviving corporation which at the time of the transaction would have a book value of twice the purchase price; or

•	that number of shares of common stock of the acquiring entity’s affiliate which has publicly traded shares of common stock, if any, which at the time of the transaction would have a market value of twice the purchase price.

At any time prior to any person acquiring beneficial ownership of 15% or more of our outstanding shares of common stock, our Board of Directors may redeem the preferred share purchase rights in whole, but not in part. The redemption price of $0.01 per preferred share purchase right, subject to adjustment as provided in the Rights Agreement, may be paid in cash, shares of common stock or other Itron securities deemed by the Board of Directors to be at least equivalent in value.

At any time prior to any person’s or group’s acquiring beneficial ownership of 15% or more of our outstanding shares of common stock, we may, without the approval of any holder of the preferred share purchase rights, supplement or amend any provision of the Rights Agreement, including the date on which the distribution date or expiration date would occur, the time during which the preferred share purchase rights may be redeemed and the terms of the preferred shares.

The preferred shares issuable upon exercise of the preferred share purchase rights have the following characteristics:

•	they are not redeemable;

•	the holders of preferred shares will be entitled to a preferential quarterly dividend payment equal to the greater of (a) $0.01 per share and (b) 100 times the dividend declared per common share, if any;

•	the holders of preferred shares will be entitled to a preferential payment per share of all accrued and unpaid dividends and distributions per share, plus 100 times the distribution to be made per common share in the event of the voluntary or involuntary dissolution, liquidation or winding up of Itron;

•	the holders of preferred shares will be entitled to 100 votes per share, voting together with the shares of common stock; and

•	the holders of preferred shares will be entitled to receive, per share, 100 times the amount received per common share, in the event of any merger, business combination, consolidation or other transaction in which the shares of common stock are exchanged.

Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share issuable upon exercise of each preferred share purchase right should approximate the value of one common share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

We may, but are not required to, issue fractional shares that are an integral multiple of one one-hundredth of a preferred share upon the exercise of preferred share purchase rights. In lieu of fractional shares, we may utilize a depository arrangement as provided by the terms of the preferred shares. In the case of fractions other than one one-hundredth of a preferred share or integral multiples thereof, we may make a cash payment based on the market price of such shares.

Until a preferred share purchase right is exercised, the holder of such right will have no rights as an Itron shareholder.

Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Washington Law

Issuance of Preferred Stock.    As noted above, our Board of Directors, without shareholder approval, has the authority under our articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Requirements for Advance Notification of Shareholder Nominations and Proposals.    Our bylaws contain advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee thereof.

Washington Law.    Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act generally prohibits a “target corporation” from engaging in certain significant business transactions with an “acquiring person,” which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s Board of Directors prior to the time of the acquisition. Such prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive any disproportionate benefit as a shareholder.

After the five-year period, a “significant business transaction” may occur if it complies with “fair price” provisions specified in the statute. A corporation may not “opt out” of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

DESCRIPTION OF PREFERRED STOCK

Our Amended and Restated Articles of Incorporation authorize our Board of Directors to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the voting rights and dividend rights, dividend rates, liquidation preferences, conversion rights, redemption rights, including sinking fund provisions and redemption prices, and other terms and rights of each series of preferred stock. Currently, we have designated one series of preferred stock: the Series R Participating Cumulative Preferred Stock. If we were to offer preferred stock under a prospectus supplement, we believe that its terms would differ from those of the Series R Participating Cumulative Preferred Stock. We will fix the rights, preferences, privileges and restrictions of the preferred stock of each series in an amendment to our Amended and Restated Articles of Incorporation.

Reference is made to the prospectus supplement for the following terms of and information relating to the preferred stock of any series (to the extent such terms are applicable to such preferred stock)

•	the title and stated value;

•	the number of shares we are offering;

•	the liquidation preference per share;

•	the purchase price;

•	the dividend rate, period and payment date, and method of calculation for dividends;

•	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any;

•	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

•	any listing of the preferred stock on any securities exchange or market;

•	whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;

•	whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;

•	voting rights, if any, of the preferred stock;

•	restrictions on transfer, sale or other assignment, if any;

•	a discussion of any material United States federal income tax considerations applicable to the preferred stock;

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

•	any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

Preferred stock offered by a prospectus supplement, upon issuance against full payment of the purchase price therefore, will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights. If specified in the applicable prospectus supplement, the preferred shares of any series offered thereby may be convertible into or exchangeable for other securities of Itron. All preferred shares shall be of equal rank with each other with respect to the payment of dividends and the distribution of assets upon our liquidation, regardless of series. To the extent that any particular terms of the preferred shares described in the prospectus supplement differ from any of the terms described in this prospectus, then those particular terms described in this prospectus will be deemed to have been superseded by the terms described in that prospectus supplement.

DESCRIPTION OF THE DEBT SECURITIES

The following briefly summarizes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture among us and a trustee. The form of indenture, which includes the form of debt securities, has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

The prospectus supplements will describe the particular terms and provisions of any series of debt securities. Therefore, you should rely on the information in the applicable prospectus supplement, in particular if the information in the prospectus supplement is different from the information provided below. Where any provision in any prospectus supplement is inconsistent with any provision in this summary, the prospectus supplement will control.

General

The indenture does not limit the aggregate principal amount of debt securities that may be issued under the indenture. We may issue debt securities from time to time in one or more series. Unless otherwise specified in the applicable prospectus supplement, the debt securities will be our unsecured obligations and will rank equally with our other unsecured and unsubordinated indebtedness.

You should refer to the prospectus supplement that accompanies this prospectus for a description of the specific series of debt securities we are offering by that prospectus supplement. The terms may include:

•	the title of the debt securities and the series in which the debt securities will be included;

•	the authorized denominations and aggregate principal amount of the debt securities;

•	the date or dates on which the debt securities will mature or the method for determining those dates;

•	the rate or rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if there is any interest, and if such rate is variable, the manner of calculation of interest and the date from which interest will accrue or the method for determining such date or dates;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the dates on which the interest will be payable and the corresponding record dates;

•	the period or periods within which, the price or prices at which, and the terms and conditions on which, the debt securities may be redeemed, in whole or in part, at our option;

•	any mandatory or optional sinking fund or purchase fund or analogous provisions;

•	the terms and conditions of any redemption of the debt securities and any redemption price;

•	the portion of the principal amount of the debt securities payable upon declaration of the acceleration of the maturity of the debt securities and any method by which that portion will be payable;

•	the person to whom any interest on any debt security shall be payable if other than the person in whose name the debt security is registered on the applicable record date;

•	any additional events of default or covenants applicable to the debt securities;

•	if applicable, provisions related to the issuance of debt securities in book-entry form; and

•	any other special terms pertaining to the debt securities.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

Unless otherwise provided in a prospectus supplement, the senior debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and senior indebtedness and the subordinated debt securities will be unsecured obligations of ours and will be subordinated in right of payment to all of our senior indebtedness.

Unless otherwise specified in the applicable prospectus supplement, we will issue the debt securities in fully registered form without coupons. If we issue debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those debt securities and to payment on and transfer and exchange of those debt securities.

The debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to those debt securities.

Payment, Registration, Transfer and Exchange

Subject to any applicable laws or regulations, we will make payments on the debt securities at a designated office or agency, unless the applicable prospectus supplement sets forth otherwise. At our option, however, we may also make interest payments on the debt securities in registered form:

•	by checks mailed by the trustee to the holders of debt securities entitled to interest payments at their registered addresses;

•	by wire transfer to an account maintained by the person entitled to interest payments as specified in the debt register; or

•	upon request of a holder of $1,000,000 principal amount or more, interest will be paid by wire transfer as described above.

Unless the applicable prospectus supplement indicates otherwise, we will pay any installment of interest on debt securities in registered form to the person in whose name the debt security is registered at the close of business on the regular record date for that installment of interest.

Unless the applicable prospectus supplement sets forth otherwise, debt securities issued in registered form will be transferable or exchangeable at the agency we may designate from time to time. Debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with the transfer or exchange.

Book-Entry Procedures

The applicable prospectus supplement for each series of debt securities will state whether those debt securities will be subject to the following provisions.

Unless debt securities in physical form are issued, the debt securities will be represented by one or more fully registered global certificates, in denominations of $1,000 or any integral multiple of $1,000. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company (DTC), and registered in its name or in the name of Cede & Co., its nominee. No holder of debt securities initially issued as a global certificate will be entitled to receive a certificate in physical form, except as set forth below.

DTC has advised that:

•	DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act.

•	DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book entries, thereby eliminating the need for physical movement of certificates.

•	DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations.

•	Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders that are not DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the debt securities may do so only through DTC participants. In addition, holders of the debt securities will receive all distributions of principal and interest from the trustee through DTC participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of debt securities among DTC participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the debt securities. Under the book-entry system, holders of debt securities may experience some delay in receipt of payments, since the trustee will forward such payments to Cede & Co., as nominee for DTC, and DTC, in turn, will forward the payments to the appropriate DTC participants.

DTC participants will be responsible for distributions to holders of debt securities, which distributions will be made in accordance with customary industry practices. Although holders of debt securities will not have possession of the debt securities, the rules of DTC provide a mechanism by which those holders will receive payments and will be able to transfer their interests. Although the DTC participants are expected to convey the rights represented by their interests in any global security to the related holders, because DTC can only act on behalf of DTC participants, the ability of holders of debt securities to pledge the debt securities to persons or entities that are not DTC participants or to otherwise act with respect to the debt securities may be limited due to the lack of physical certificates for the debt securities.

Neither we nor the trustee under the indenture nor any agent of us or the trustee will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the debt securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only “holder of debt securities,” for purposes of the indenture, will be Cede & Co., as nominee of DTC, the trustee will not recognize holders of debt securities as “holders of debt securities,” and holders of debt securities will be permitted to exercise the rights of holders only indirectly through DTC and DTC participants. DTC has advised us that it will take any action permitted to be taken by a holder of debt securities under the indentures only at the direction of one or more DTC participants to whose accounts with DTC the related debt securities are credited.

All payments we make to the trustee will be in immediately available funds.

Physical certificates will be issued to holders of a global security, or their nominees, if:

•	DTC advises the trustee in writing that DTC is no longer willing, able or eligible to discharge properly its responsibilities as depository and we are unable to locate a qualified successor,

•	we decide in our sole discretion to terminate the book-entry system through DTC, or

•	upon the request of a holder, following an event of default.

In such event, the trustee under the indenture will notify all holders of debt securities through DTC participants of the availability of such physical debt securities. Upon surrender by DTC of the definitive global note representing the debt securities and receipt of instructions for reregistration, the trustee will reissue the debt securities in physical form to holders or their nominees.

Debt securities in physical form will be freely transferable and exchangeable at the office of the trustee upon compliance with the requirements set forth in the indenture.

No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required.

Consolidation, Merger or Sale

The indenture provides that we may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, if:

•	in the case of a merger or consolidation, we are the surviving corporation;

•	in the case of either a merger or consolidation where we are not the surviving corporation, or a sale, conveyance or other disposition of all or substantially all of our assets to another person;

•	the resulting, successor or acquiring person is a corporation organized and existing under the laws of the United States or any state thereof; and

•	that corporation expressly assumes by supplemental indenture all of our obligations under the debt securities, any related coupons and the indentures;

•	immediately after giving effect to the merger or consolidation, or the sale, conveyance, transfer, lease or other disposition, no default or event of default under the indenture will have occurred and be continuing; and

•	certain other conditions are met.

If a successor corporation assumes our obligations, then that successor corporation will succeed to and be substituted for us under the indenture and under the debt securities and any related coupons, and all of our obligations will terminate.

Events of Default, Notice and Certain Rights on Default

Events of default under the indenture for a series of debt securities are defined as:

•	default for 30 days in payment of any interest on any debt security of that series or any related coupon or any additional amount payable for the debt securities of that series as specified in the applicable prospectus supplement when due;

•	default in payment of principal or premium, if any, on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series when due;

•	default for 60 days after notice to us by the trustee, or to us and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities of that series, in the performance of any other agreement applicable to the debt securities of that series, in the indenture or in any supplemental indenture under which the debt securities of that series may have been issued; and

•	certain events of bankruptcy, insolvency or reorganization.

If an event of default specified in the indenture for the debt securities of any series occurs and is continuing, either the trustee for that series or the holders of 25% or more in aggregate principal amount of the outstanding debt securities of that series, by written notice to us, may:

•	declare the principal of all the debt securities of that series to be due and payable, or

•	in the case of original issue discount debt securities or indexed debt securities, declare the portion of the principal amount specified in the applicable prospectus supplement to be due and payable.

If the holders of debt securities of a series give notice of the declaration of acceleration to us, then they are also required to give notice to the trustee for that series.

The trustee for any series of debt securities is required to give notice to the holders of the debt securities of that series of all uncured defaults within 30 days after the occurrence of a default known to it on debt securities of that series. However, that notice will not be given until 60 days after the occurrence of a default on debt securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest, if any, or make a mandatory sinking fund payment. In addition, the trustee may withhold that notice if and so long as a committee of its responsible officers in good faith determines that withholding that notice is in the interest of the holders of the debt securities of that series, except in the case of a default in payment on the debt securities of that series. Default means any event that is, or, after notice or passage of time or both, would be, an event of default.

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless those holders have offered the trustee reasonable indemnity. Subject to those trustee indemnification provisions, the holders of not less than a majority in aggregate principal amount of the debt securities of each series affected (with each series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for that series, or exercising any trust or power conferred on the trustee.

We will file annually with the trustee a certificate as to our compliance with all conditions and covenants of the indenture.

The holders of at least a majority in aggregate principal amount of any series of debt securities, by notice to the trustee for that series, may waive, on behalf of the holders of all debt securities of that series, any past default or event of default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series. However, a default or event of default in the payment of the principal of, or premium or interest on, any debt security and certain other defaults may not be waived.

Modification of the Indentures

We, as well as the trustee for a series of debt securities, may enter into one or more supplemental indentures, without the consent of the holders of any of the debt securities, in order to:

•	evidence the succession of another corporation to us and the assumption of all of our obligations under the debt securities, any related coupons and its covenants by a successor;

•	add to our covenants or surrender any of our rights or powers;

•	add additional events of default for any series;

•	add, change or eliminate any provision affecting debt securities that are not yet issued;

•	secure the debt securities;

•	establish the form or terms of debt securities not yet issued;

•	evidence and provide for successor trustees;

•	permit payment in respect of debt securities in bearer form in the United States, if allowed without penalty under applicable laws and regulations; or

•	correct or supplement any inconsistent provisions, cure any ambiguity or mistake, or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of debt securities of any series issued under the indenture in any material respect.

In addition, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the supplemental indenture, we and the trustee may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of debt securities of that series. However, no such supplemental indenture may, without the consent of the holder of each debt security that is affected:

•	change the time for payment of principal or interest on any debt security;

•	reduce the principal of, or any installment of principal of, or interest on, any debt security;

•	reduce the amount of premium, if any, payable upon the redemption of any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of an original issue discount debt security;

•	impair the right to institute suit for the enforcement of any payment on or for any debt security;

•	reduce the percentage in principal amount of the outstanding debt securities of any series the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

•	modify the provisions relating to waiver of some defaults or any of the foregoing provisions; or

•	change the currency of payment.

Any supplemental indenture will be filed with the SEC as an exhibit to:

•	a post-effective amendment to the registration statement of which this prospectus is a part;

•	an annual report on Form 10-K;

•	a quarterly report on Form 10-Q; or

•	a current report on Form 8-K.

Defeasance and Covenant Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee sufficient cash or government obligations to pay the principal, interest, any premium and any mandatory sinking fund or analogous payments due to the stated or a redemption date of the debt securities of a particular series, then at our option:

•	we will be discharged from our obligations for the debt securities of that series, which is referred to as “defeasance,” or

•	we will no longer be under any obligation to comply with certain covenants under the indenture, and some events of default will no longer apply to us, which are referred to as “covenant defeasance.”

If a defeasance occurs, the holders of the debt securities of the affected series will no longer be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Those holders may look only to the deposited funds or obligations for payment.

Unless otherwise specified in the applicable prospectus supplement and except as described below, the conditions to both defeasance and covenant defeasance are as follows:

•	it must not result in a breach or violation of, or constitute a default or event of default under, the indenture, or result in a breach or violation of, or constitute a default under, any other of our material agreements or instruments;

•	certain bankruptcy-related defaults or events of default with respect to us must not be occurring during the period commencing on the date of the deposit of the trust funds to defease the debt securities and ending on the 91st day after that date;

•	we must deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities:

•	will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and

•	will be subject to federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if the covenant defeasance had not occurred;

•	we must deliver to the trustee an officer’s certificate and an opinion of counsel addressing compliance with the conditions of the defeasance or covenant defeasance; and

•	we must comply with any other conditions to the defeasance or covenant defeasance that the indenture may impose on us.

The indenture requires that a nationally recognized independent registered public accounting firm deliver to the trustee a written certification as to the sufficiency of the trust funds deposited for the defeasance or covenant defeasance of the debt securities.

If indicated in the prospectus supplement, in addition to obligations of the United States or an agency or instrumentality of the United States, government obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency in which debt securities of such series are payable. In the event that government obligations deposited with the trustee for the defeasance of such debt securities decrease in value or default subsequent to their being deposited, we will have no further obligation, and the holders of the debt securities will have no additional recourse against us, for any decrease in value or default.

We may exercise our defeasance option for the debt securities even if we have already exercised our covenant defeasance option. If we exercise our defeasance option, payment of the debt securities may not be accelerated because of default or an event of default. If we exercise our covenant defeasance option, payment of the debt securities may not be accelerated because of default or an event of default with respect to the covenants to which the covenant defeasance is applicable. However, if acceleration occurs, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities, because the required deposit in the defeasance trust is based on scheduled cash flow rather than market value, which will vary depending on interest rates and other factors.

DESCRIPTION OF CONVERTIBLE DEBT SECURITIES

The following briefly summarizes certain general terms and provisions of the convertible debt securities. The convertible debt securities offered pursuant to this prospectus will be unsecured obligations and will be either senior unsubordinated debt or subordinated debt. Convertible senior debt will be issued under a convertible senior debt indenture. Convertible subordinated debt will be issued under a convertible subordinated debt indenture. The form of convertible debt indenture, which includes the form of convertible debt securities, has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Where we make no distinction between convertible senior unsubordinated debt securities and convertible subordinated debt securities or between the convertible senior debt indenture and the convertible subordinated debt indenture, those summaries refer to any debt securities and either indenture. The prospectus supplements will describe the particular terms and provisions of any series of convertible debt securities. Therefore, you should rely on the information in the applicable prospectus supplement, especially when the information in the prospectus supplement is different from the information provided below. The provision of the prospectus supplement will control to the extent that any provision in any prospectus supplement is inconsistent with any provision in this summary.

Because the following description is a summary, does not describe every aspect of the convertible debt securities, and is qualified in its entirety by the detailed information appearing in the relevant prospectus supplements.

General

The indenture does not limit the aggregate principal amount of convertible debt securities that may be issued under the indenture. We may issue convertible debt securities from time to time in one or more series under the indenture. The convertible senior debt securities will be our unsecured and unsubordinated obligations and will rank equally with our other unsecured and unsubordinated indebtedness. The convertible subordinated debt securities will be our unsecured obligations and, as set forth below under “Convertible Subordinated Debt Securities,” will be subordinated in right of payment to all of our senior indebtedness.

The prospectus supplements will provide a description of the specific series of convertible debt securities we are offering by that prospectus supplement. The terms may include:

•	the specific designation of the convertible debt securities, including whether they are senior debt securities or subordinated debt securities;

•	the aggregate principal amount of the convertible debt securities;

•	the maturity date or dates of the principal of the convertible debt securities or the method of determining the maturity date or dates;

•	the rate or rates, which may be fixed or variable, at which the convertible debt securities will bear interest, if there is any interest, or the method of calculating the interest rate or rates;

•	the date or dates that interest will accrue or the method of determining that date or dates;

•	the date or dates that interest will be payable and the record date or dates for the interest payment date or dates;

•	the place or places where principal of or premium, if there is a premium, and interest on the convertible debt securities will be payable;

•	if we may redeem, at our option, the convertible debt securities in whole or in part,

•	the period or periods for the redemption,

•	the price or prices for the redemption, and

•	the terms and conditions for the redemption;

•	if we are obligated to redeem or purchase the convertible debt securities in whole or in part, pursuant to any sinking fund or similar provisions, upon the happening of specified events or at the option of a holder of the convertible debt securities,

•	the period or periods for the redemption,

•	the price or prices for the redemption, and

•	the terms and conditions for the redemption;

•	the denominations of the convertible debt securities that we are authorized to issue;

•	the terms and conditions upon which conversion will be effected, including:

•	the conversion price,

•	the conversion period, and

•	other conversion provisions;

•	if other than the principal amount, the portion of the principal amount of the convertible debt securities that will be payable upon declaration of the acceleration of the maturity, or the method by which that portion will be determined;

•	the person to whom any interest on any convertible debt security will be payable, if other than the person in whose name that convertible debt security is registered on the applicable record date;

•	any addition to, or modification or deletion of, any event of default or any covenant of us specified in the applicable indenture;

•	the application of the means of covenant defeasance specified for the convertible debt securities;

•	whether the convertible debt securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for the global security or securities;

•	any addition to, or modification or deletion of, any provision of the indenture related to the subordination of the convertible debt securities; and

•	any other special terms of the convertible debt securities.

Unless the applicable prospectus supplement specifies otherwise, the convertible debt securities will not be listed on any securities exchange.

Unless the applicable prospectus supplement specifies otherwise, we will issue the convertible debt securities in fully registered form without coupons. If we issue convertible debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to those convertible debt securities and to payment on and transfer and exchange of those convertible debt securities. Convertible debt securities issued in bearer form will be transferable by delivery.

The convertible debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to those convertible debt securities.

Payment, Registration, Transfer and Exchange

Subject to any applicable laws or regulations, we will make payments on the convertible debt securities at a designated office or agency, unless the applicable prospectus supplement sets forth otherwise. At our option, however, we may make interest payments on the convertible debt securities in registered form:

•	by checks mailed by the applicable trustee to the holders of convertible debt securities entitled to interest payments at their registered addresses,

•	by wire transfer to an account maintained by the person entitled to interest payments as specified in the debt register, or

•	upon request of a holder of $1,000,000 principal amount or more, interest will be paid by wire transfer as described above.

Unless the applicable prospectus supplement indicates otherwise, we will pay any installment of interest on convertible debt securities in registered form to the person in whose name the convertible debt security is registered at the close of business on the regular record date for that installment of interest.

Unless the applicable prospectus supplement sets forth otherwise, convertible debt securities issued in registered form will be transferable or exchangeable at the agency we may designate from time to time. Convertible debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with the transfer or exchange.

Conversion Rights

An applicable prospectus supplement will set forth the terms on which the convertible debt securities of any series are convertible into common stock. Those terms will address whether conversion is mandatory, at the option of the holder or at our option. The terms may also provide that the number of shares of our common stock to be received by the holders of the convertible debt securities will be calculated according to the market price of our common stock as of a time stated in the prospectus supplement.

Convertible Subordinated Debt Securities

For any convertible subordinated debt securities, the following provisions will apply.

Before we pay the principal of, and premium and interest on, the convertible subordinated debt securities, we must be current and not in default on payment in full of all of our senior indebtedness. Senior indebtedness includes all of our indebtedness unless the indebtedness, by its terms, is subordinate in right of payment to or equal with the convertible subordinated debt securities. Indebtedness means the principal of, premium, if any, and any accrued and unpaid interest (including post-petition interest, whether or not allowable as a claim in bankruptcy) on:

•	indebtedness for money borrowed;

•	indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness;

•	obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; and

•	obligations under capitalized leases and equipment leases.

Indebtedness does not include amounts owed to trade creditors in the ordinary course of business.

We may not pay the principal of, premium, if any, or interest on the convertible subordinated debt securities if:

•	any of our senior indebtedness is not paid when due (following the expiration of any applicable grace period); or

•	any other default on our senior indebtedness occurs and the maturity of any senior indebtedness is accelerated in accordance with its terms;

unless, in either case:

•	the failure to pay or the acceleration relates to senior indebtedness in an aggregate amount equal to or less than $50 million;

•	the default has been cured or waived or has ceased to exist;

•	the acceleration has been rescinded; or

•	the senior indebtedness has been paid in full.

A failure to make any payment on the convertible subordinated debt securities as a result of the foregoing provisions will not limit the right of the holders of the convertible subordinated debt securities to accelerate the maturity as a result of the payment default.

If any distribution of our assets is made upon any dissolution, total or partial liquidation or reorganization of or similar proceeding relating to us, the holders of senior indebtedness will be entitled to receive payment in full before the holders of the convertible subordinated debt securities are entitled to receive any payment. Because of this subordination, in the event of insolvency, our creditors who hold senior indebtedness or other unsubordinated indebtedness may recover a greater percentage of the debt owed to them than the holders of the convertible subordinated debt securities.

Book-Entry Procedures

The applicable prospectus supplement for each series of convertible debt securities will state whether those convertible debt securities will be subject to the following provisions.

Unless convertible debt securities in physical form are issued, the convertible debt securities will be represented by one or more fully registered global certificates, in denominations of $1,000 or any integral multiple of $1,000. Each global certificate will be deposited with, or on behalf of, DTC, and registered in its name or in the name of Cede & Co., its nominee. No holder of convertible debt securities initially issued as a global certificate will be entitled to receive a certificate in physical form, except as set forth below.

DTC has advised us that:

•	DTC is:

•	a limited purpose trust company organized under the laws of the State of New York,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act.

•	DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book entries, thereby eliminating the need for physical movement of certificates.

•	DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations.

•	Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Holders that are not DTC participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, the convertible debt securities may do so only through DTC participants. In addition, holders of the convertible debt securities will receive all distributions of principal and interest from the trustee through DTC participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of convertible debt securities among DTC participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the convertible debt securities. Under the book-entry system, holders of convertible debt securities may experience some delay in receipt of payments, since the trustee will forward such payments to Cede & Co., as nominee for DTC, and DTC, in turn, will forward the payments to the appropriate DTC participants.

DTC participants will be responsible for distributions to holders of convertible debt securities, which distributions will be made in accordance with customary industry practices. Although holders of convertible debt securities will not have possession of the convertible debt securities, DTC rules provide a mechanism by which those holders will receive payments and be able to transfer their interests. DTC participants are expected to convey the rights represented by their interests in any global security to the related holders, but DTC can act only on behalf of DTC participants. Consequently, the ability of holders of convertible debt securities to pledge the convertible debt securities to persons or entities that are not DTC participants or to otherwise act with respect to the convertible debt securities may be limited due to the lack of physical certificates for the convertible debt securities.

Neither we nor the trustees under the indenture nor any respective agent will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the convertible debt securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only “holder of convertible debt securities,” for purposes of the indenture, will be Cede & Co., as nominee of DTC, the trustee will not recognize holders of convertible debt securities as “holders of convertible debt securities,” and holders of convertible debt securities will be permitted to exercise the rights of holders only indirectly through DTC and DTC participants. DTC has advised us that it will take any action permitted to be taken by a holder of convertible debt securities under the indenture only at the direction of one or more DTC participants to whose accounts with DTC the related convertible debt securities are credited.

All payments we make to the trustees will be in immediately available funds.

We will issue physical certificates to holders of beneficial interests in a global certificate, or their nominees, if:

•	DTC advises the trustee in writing that it is no longer willing, able or eligible to discharge properly its responsibilities as depository and we are unable to locate a qualified successor,

•	we decides in our sole discretion to terminate the book-entry system through DTC, or

•	upon the request of a holder, following an event of default.

In such event, the trustee under the applicable indenture will notify all holders of convertible debt securities through DTC participants of the availability of such physical convertible debt securities. Upon surrender by DTC of the definitive global note representing the convertible debt securities and receipt of instructions for reregistration, the trustee will reissue the convertible debt securities in physical form to holders or their nominees.

Convertible debt securities in physical form will be freely transferable and exchangeable at the office of the applicable trustee upon compliance with the requirements set forth in the applicable indenture.

No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required.

Consolidation, Merger or Sale

The indenture provides that we may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person, if:

•	in the case of a merger or consolidation, we are the surviving corporation;

•	in the case of either a merger or consolidation where we are not the surviving corporation, or a sale, conveyance or other disposition of all or substantially all of our assets to another person:

•	the resulting successor or acquiring person is a corporation organized and existing under the laws of the United States or any state thereof; and

•	that corporation expressly assumes by supplemental indenture all our obligations under the convertible debt securities, any related coupons and the indentures;

•	immediately after giving effect to the merger or consolidation, or the sale, conveyance, transfer, lease or other disposition, no default or event of default under the indenture will have occurred and be continuing; and

•	certain other conditions are met.

If a successor corporation assumes our obligations, then that successor corporation will succeed to and be substituted for us under the indentures and under the convertible debt securities and any related coupons, and all our obligations will terminate.

Events of Default, Notice and Certain Rights on Default

Events of default under the indenture for a series of convertible debt securities are defined as:

•	default for 30 days in payment of any interest on any convertible debt security of that series or any related coupon or any additional amount payable for the convertible debt securities of that series as specified in the applicable prospectus supplement when due;

•	default in payment of principal or premium, if any, on redemption or otherwise, or in the making of a mandatory sinking fund payment of any convertible debt securities of that series when due;

•	default for 60 days after notice to us by the trustee, or to us and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding convertible debt securities of that series, in the performance of any other agreement applicable to the convertible debt securities of that series, in the indenture or in any supplemental indenture under which the convertible debt securities of that series may have been issued; and

•	certain events of bankruptcy, insolvency or reorganization.

If an event of default specified in the indenture for the convertible debt securities of any series occurs and is continuing, either the trustee for that series or the holders of 25% or more in aggregate principal amount of the outstanding convertible debt securities of that series, by written notice to us, may:

•	declare the principal of all the convertible debt securities of that series to be due and payable, or

•	in the case of original issue discount convertible debt securities or indexed convertible debt securities, declare the portion of the principal amount specified in the applicable prospectus supplement to be due and payable.

If the holders of convertible debt securities of a series give notice of the declaration of acceleration to us, then they are also required to give notice to the trustee for that series.

The trustee for any series of convertible debt securities is required to give notice to the holders of the convertible debt securities of that series of all uncured defaults within 30 days after the occurrence of a default known to it on convertible debt securities of that series. However, that notice will not be given until 60 days after the occurrence of a default on convertible debt securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest, if any, or make a mandatory sinking fund payment. In addition, the trustee may withhold that notice if and so long as a committee of its responsible officers in good faith determines that withholding that notice is in the interest of the holders of the convertible debt securities of that series, except in the case of a default in payment on the convertible debt securities of that series. Default means any event that is, or, after notice or passage of time or both, would be, an event of default.

The trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of convertible debt securities, unless those holders have offered the trustee reasonable indemnity. Subject to those trustee indemnification provisions, the holders of not less than a majority in aggregate principal amount of the convertible debt securities of each series affected (with each series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for that series, or exercising any trust or power conferred on the trustee.

We will file annually with the trustees a certificate as to our compliance with all conditions and covenants of the indenture.

The holders of at least a majority in aggregate principal amount of any series of convertible debt securities, by notice to the trustee for that series, may waive, on behalf of the holders of all convertible debt securities of that series, any past default or event of default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series. However, a default or event of default in the payment of the principal of, or premium or interest on, any convertible debt security and certain other defaults may not be waived.

Modification of the Indentures

We, as well as the trustee for a series of convertible debt securities, may enter into one or more supplemental indentures, without the consent of the holders of any of the convertible debt securities, in order to:

•	evidence the succession of another corporation to us and the assumption of all of our obligations under the debt securities, any related coupons and its covenants by a successor;

•	add to our covenants or surrender any of our rights or powers;

•	add additional events of default for any series;

•	add, change or eliminate any provision affecting convertible debt securities not yet issued;

•	secure the convertible debt securities;

•	establish the form or terms of convertible debt securities not yet issued;

•	evidence and provide for successor trustees;

•	if allowed without penalty under applicable laws and regulations, permit payment in respect of convertible debt securities in bearer form in the United States; or

•	correct or supplement any inconsistent provisions, cure any ambiguity or mistake, or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of convertible debt securities of any series issued under the indenture in any material respect.

In addition, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding convertible debt securities of each series affected by the supplemental indenture, we and the trustee may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or any supplemental indenture or modifying the rights of the holders of convertible debt securities of that series. However, no supplemental indenture may, without the consent of the holder of each convertible debt security that is affected:

•	change the time for payment of principal or interest on any convertible debt security;

•	reduce the principal of, or any installment of principal of, or interest on any convertible debt security;

•	reduce the amount of premium, if any, payable upon the redemption of any convertible debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of an original issue discount convertible debt security;

•	impair the right to institute suit for the enforcement of any payment on or for any convertible debt security;

•	modify the conversion rights or provisions with respect to subordination in a manner adverse to the holders;

•	reduce the percentage in principal amount of the outstanding convertible debt securities of any series the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

•	modify the provisions relating to waiver of some defaults or any of the foregoing provisions; or

•	change the currency of payment.

Any supplemental indenture will be filed with the SEC as an exhibit to:

•	a post-effective amendment to the registration statement of which this prospectus is a part;

•	an annual report on Form 10-K;

•	a quarterly report on Form 10-Q; or

•	a current report on Form 8-K.

Covenant Defeasance

If the applicable prospectus supplement so indicates, we may elect to be released from our obligations for certain covenants applicable to the convertible debt securities of any series upon deposit with the related trustee of an amount sufficient to discharge the indebtedness evidenced by the convertible debt securities of that series. The deposit must consist of either money or obligations of the United States or any agency or instrumentality of the United States the payment of which is backed by the full faith and credit of the United States, which, through the payment of principal and interest on those obligations and complying with their terms, will provide funds in an aggregate amount sufficient to pay when due, including as a consequence of redemption in respect of which notice is given on or prior to the date of irrevocable deposit, the principal of, premium, if any, and interest on all convertible debt securities of the series.

When a covenant defeasance occurs, we will:

•	be released only from our obligations to comply with certain covenants contained in the indenture relating to the convertible debt securities,

•	continue to be obligated in all other respects under those convertible debt securities, and

•	continue to be contingently liable for the payment of principal, premium and interest for those convertible debt securities.

Unless the applicable prospectus supplement specifies otherwise and, except as described below, the conditions to covenant defeasance are as follows:

•	the covenant defeasance must not result in a breach or violation of, or constitute a default or event of default under, the applicable indenture or any other of our material agreements or instruments;

•	certain bankruptcy-related defaults or events of default with respect to us must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease the convertible debt securities and ending on the 91st day after that date;

•	we must deliver to the trustee an opinion of counsel to the effect that the holders of the convertible debt securities:

•	will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and

•	will be subject to federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if the covenant defeasance had not occurred;

•	we must deliver to the trustee an officer’s certificate and an opinion of counsel addressing compliance with the conditions precedent to covenant defeasance; and

•	we must comply with any additional conditions to the covenant defeasance that may be imposed on us pursuant to the applicable indenture.

The indenture requires that a nationally recognized firm of independent public accountants deliver to the trustee a written certification as to the sufficiency of the trust funds deposited for covenant defeasance of the convertible debt securities. Holders of the convertible debt securities do not have recourse against that firm under the indenture.

If we exercise our covenant defeasance option, payment of the convertible debt securities may not be accelerated because of a default or an event of default for the covenants to which the covenant defeasance is applicable. However, if acceleration occurs, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the convertible debt securities, because the required deposit in the defeasance trust is based on scheduled cash flow rather than market value, which will vary depending on interest rates and other factors.

The applicable prospectus supplement may further describe the provisions, if any, applicable to covenant defeasance for convertible debt securities of a particular series.

DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND THE STOCK PURCHASE UNITS

We may issue stock purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of our common stock (or a range of numbers of shares pursuant to a predetermined formula) at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

The stock purchase contracts may be issued separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and either:

•	our debt securities, convertible debt securities or convertible subordinated debt securities; or

•	debt obligations of third parties, including U.S. Treasury securities;

securing the holders’ obligations to purchase the common stock under the stock purchase contracts.

The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner, and in certain circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units, and, if applicable, prepaid securities. The description in the applicable prospectus supplement will not contain all of the information that you may find useful. For more information, you should review the stock purchase contracts, the collateral arrangements and depositary arrangements, if applicable, the prepaid securities and the document contracts or stock purchase units, and, if applicable, the prepaid securities and the document pursuant to which the prepaid securities will be issued. These documents will be filed with the SEC promptly after the offering of the stock purchase contracts or stock purchase units, as necessary. Material U.S. federal income tax consideration applicable to the stock purchase contracts and the stock purchase units will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities to or through underwriters or dealers, through agents, directly to one or more purchasers or through a combination of these methods. The applicable prospectus supplement will describe the material terms of the offering of the securities, including

•	the name or names of any underwriters, dealers or agents, if any;

•	the purchase price of the securities and the nature and amount of the proceeds we will receive from the sale;

•	any initial public offering price;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers or commissions paid to agents;

•	the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

•	the nature of any transaction by any underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of our common stock.

•	any securities exchange or market on which the securities may be listed.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If we use underwriters in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to specific limited conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

We may engage in “at the market” offerings of our common stock, which are offerings into an existing trading market, at other than a fixed price, on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. Any “at the market” offering in which we engage must be made through one or more underwriters, who we will identify in a post-effective amendment to this registration statement, acting as principal or as agent for us.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

In the event that we offer the securities directly to purchasers or to purchasers through agents, the securities sold may be sold at a single closing and at a single price or at multiple closings and at varying prices. We expect that the price or prices for any securities sold in such circumstances will reflect our negotiations with prospective purchasers as part of a book-building process, the market price of our common stock, recent trends in the market price of our common stock, other factors considered material by the prospective purchasers, and consultation with any agent involved with the sale or sales.

In addition to selling the securities to purchasers for cash, we may sell the securities to purchasers in consideration for services performed or goods provided to us.

We may authorize agents or underwriters to solicit offers by institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

In connection with the sale of the securities, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities, and any institutional investors or others that purchase securities directly and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

We may provide agents and underwriters with indemnification against particular civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

Underwriters may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the securities being offered as long as the stabilizing bids do not exceed a specified maximum. Underwriters may over-allot the offered securities in connection with the offering, thus creating a short position in their account. Syndicate covering transactions involve purchases of the offered securities by underwriters in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the offered securities to be higher than it would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Perkins Coie LLP, Seattle, Washington, will provide Itron with an opinion as to the legality of the securities we are offering.

EXPERTS

The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of the Electricity Products Business of Schlumberger Limited (currently known as Itron Electricity Metering) as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference to Itron’s current report on Form 8-K/A dated September 2, 2004 have been so incorporated in reliance upon the report (which contains an explanatory paragraph relating to certain assumptions and allocations to form the basis of presentation of the combined financial statements) of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

1,500,000 shares

Common Stock

PROSPECTUS

Adams Harkness

Stephens Inc.

May 13, 2005

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus supplement and the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.